Exhibit 99.1

NexGen Energy Ltd.

MANAGEMENT INFORMATION CIRCULAR

NOTICE OF 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

May 1, 2024

Message from the Chair of the Board chris mcfadden

Dear Valued Shareholders,

You are invited to attend the Annual General Meeting of Shareholders (the “Meeting”) of NexGen Energy Ltd. (“NexGen” or the “Company”), which will be held on June 17, 2024, at 2:00 p.m. (Pacific Time) at the offices of NexGen located at 1021 West Hastings Street, Suite 3150, Vancouver, British Columbia.

I, as a fellow shareholder, am pleased to report that NexGen made significant strides in 2023, through advancing NexGen’s carefully considered, disciplined long-term strategy for the development of the Company’s 100%-owned Rook I Project (the “Rook I Project” or the “Project”) into a leading global supplier of clean energy fuel for current and future generations. The Board and Executives, together with the entire team, are very proud of the Company’s record in continually improving and setting new elite standards in every aspect of responsible resource development in achieving NexGen’s objectives.

NexGen is delivering long-term superior, sustainable value to shareholders and all stakeholders, while also delivering generational benefits for Saskatchewan, Canada, and the global environment and restoring Canada as a global leader in the delivery of clean energy fuel.

Listed below are the Company’s significant 2023 achievements which can be found in more detail in this Management Information Circular:

•	On November 9, 2023, NexGen received approval of the Provincial Environmental Assessment for the Rook I Project from the Province of Saskatchewan - the first for a greenfield uranium mine in over 20 years and the first ever in Canada from a non-governmental organization.
•	On June 15, 2023, NexGen signed a historic Benefit Agreement with the Métis Nation - Saskatchewan Northern Region 2 (MN-S NR2) and the Métis Nation - Saskatchewan (MN-S), resulting in the Company being among the very rare companies in the resource sector globally to have achieved 100% local Indigenous support formally prior to Environmental Assessment approval and the start of construction.
•	NexGen released its third annual Sustainability Report, which for the first time, was prepared in accordance with the Global Reporting Initiative’s (GRI) Standards and sets the foundation for growth into new frameworks in 2024 and beyond.
•	The Company outperformed the S&P/TSX Global Mining Index by 41% for the year, and by year-end, closed over $300 million of financings conducted in unique ways both via strategic investor placements as well as through targeted block trades utilizing the Company’s ATM facility which enabled highly cost efficient capital raising all of which solidifies the Company’s balance sheet.

This Management Information Circular contains important information about the Meeting and business to be conducted, including voting details, the nominated directors, the appointment of auditors, and the executive compensation program at NexGen. Please read and familiarize yourself with the materials presented in this package in advance of the Meeting. NexGen strongly encourages all Shareholders to participate in the election process and to vote well in advance of the Meeting. Your vote is important.

In addition, Shareholders will have the opportunity to access, but not participate, in the formal aspect of the Meeting by webcast or teleconference using the details set forth in the Notice of Annual General Meeting of Shareholders included in this package.

NexGen appreciates your continued support and participation in the Meeting.

Sincerely,

Chris McFadden

Chair of the Board of Directors

Message from the Chief Executive Officer LEIGH CURYER

Dear Fellow Shareholders,

As the world embraces the critical need for safe, secure, clean energy fuel, NexGen’s elite Rook I Project is at the forefront of this exciting and generational global movement. Leading governments and companies have set ambitious goals to reach net zero by 2050, with many targeting 2030 to achieve their first milestones. It is more evident than ever that we will only reach this goal with nuclear power. Nuclear energy is the only carbon-free power source that provides highly efficient, reliable, low cost, 24/7 baseload power worldwide. NexGen is uniquely positioned to lead the uranium mining industry as it readies for large and global expansion of demand and the need for sustainable uranium sources from sound politically stable jurisdictions. Earlier this year, five members of the G7 formed an alliance to reduce reliance on Russian uranium. Additionally, at COP28 this year, world leaders from 22 (now 28) countries launched a declaration to triple nuclear energy capacity by 2050. It’s clear that the demand for uranium to power nuclear reactors will continue to rise substantially. Given the geopolitical landscape, the imperative for robust, Western-based production is unequivocal, positioning NexGen to play an indispensable role in this new energy paradigm. This is something NexGen has preparing for since discovery in February 2014.

NexGen understands the growing supply deficit in uranium and the structural fragility inherent in the current world mined uranium production landscape and has had the foresight to keep future production unhedged to fully optimize future cash flows. The Company is laser focused on the advancement of the Rook I Project which is on track to bring up to 30 million pounds of uranium to market per year by the end of this decade, potentially providing 25% of world mined supply given current market dynamics and over 50% of Western-world supply where 75% of the demand is located.

Throughout 2023, NexGen successfully and safely executed its strategy in all aspects of company growth and development. NexGen’s unwavering commitment to its proven company values and dedication to excellence in everything it does has resulted in a world-class organization leading positive, necessary change in the sector and setting new standards for safe, responsible resource development highlighted through our industry leading ESG standards. NexGen is changing the world of nuclear fuel, so the world can successfully transition its energy preference and requirements.

The Company achieved many key strategic objectives in 2023, including the historic milestone of obtaining 100% local Indigenous support, a significant and rare achievement for companies in the global resource sector. Equally as precedent setting, NexGen received Provincial Environmental Assessment approval for its 100% owned Rook I Project, making it the first company in more than 20 years to receive such approval for a greenfield uranium mine and mill project in Canada. The approach and quality of the submission has set a new standard technically, environmentally, socially, and economically, and this approval is critical in bringing Rook I into production and propelling NexGen into a top-ten mining Company globally. NexGen stands to be an industry-leading uranium supplier, diversifying the nuclear fuel cycle and strengthening energy and national security for those seeking to diversify their fuel supply chain towards a technically and jurisdictionally stable source.

NexGen’s 2023 site confirmation program made considerable progress in preparation for the next phase of the Project. Front-end engineering design (“FEED”) was significantly advanced by the end of the calendar year advancing on the critical path including through transitioning to detailed engineering, procurement and major contract awards.

In parallel to advancing the Rook I Project, NexGen embarked on a highly targeted drill program focused on high priority areas of the Company’s highly prospective land package with the objective of making new material discoveries to support the growing nuclear sector and expanding the understanding of previously under-explored corridors. On March 11, 2024 the Company announced discovery of intense mineralization in a Greenfields discovery 3.5 kilometres due East of the Arrow deposit. Further drilling is planned on this priority area.

Over the course of 2023, NexGen bolstered external relations initiatives through increased global marketing efforts, which included promoting the Company’s Energy Commitments and focused on reaching significant, long-only funds and long-term investors aligned with NexGen’s vision and strategy. Ongoing, robust interest from these global investors, financial analysts, and the media have validated that our disciplined, long-term approach for the asset and the surrounding communities creates the most value for shareholders and stakeholders.

NexGen supports the continued diversification of its shareholder base.  The Company believes that broad ownership of shares has many potential benefits for shareholders, including the possibility of increased liquidity, more effective price discovery, broader access for the Company to the capital markets and, in some cases, qualification for inclusion in various market indices. NexGen’s listing onto the ASX in 2021 has facilitated the exposure to a whole new class of resource savvy Australian fund managers whom have quickly recognized the unique quality of Rook I and the industry leading approach deployed by NexGen in its development. Consequently, the increase in shareholder ownership by this region’s fund managers has increased trading liquidity resulting in NexGen being added to the ASX 300 in February 2024.

The work completed this year has advanced the Rook I Project and elevated the Company’s profile to institutional investors, nuclear fuel buyers, and the media globally. Not only is bringing the Rook I Project into production good for the local community and Canada, but essential to the world as commercial nuclear energy is critical to the energy transition and provision of power broadly. This is a testament to the Company’s vision and approach to the sustainable development of the Rook I Project while also underscoring the need for more uranium suppliers to meet the widening supply deficit.

We are well positioned as a leader in the clean energy transition and our team’s expertise and readiness has placed NexGen on a clear and confident path to bringing this generational asset into production with the best interests of all stakeholders.

Sincerely,

Leigh Curyer

President & Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

WHEN:	WHERE
Monday, June 17, 2024 2.00 p.m. (Pacific time)	The Offices of NexGen Energy Ltd. Suite 3150 - 1021 West Hastings Street Vancouver, BC, V6E 0C3
Shareholders will also be able to access but not participate in the formal aspect of the Meeting by webcast or teleconference using the details below:
WEBCAST URL:	https://app.webinar.net/PJNKL2w4BMy
CONFERENCE DIAL-IN: To instantly join the conference call by phone, please use the following URL to easily register yourself and be connected into the conference call automatically or dial direct.

URL: https://emportal.ink/3OFpx0F

Conference ID: 03740586

Toronto: 416-764-8659 / Vancouver: 778-383-7413

North American Toll Free: 1-888-664-6392

International Toll Free: Australia 1800076068 / Hong Kong 800962712

Please plan to vote in advance of the meeting.

The purposes of the meeting are to:

1.	Receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2023, together with the report of the independent auditor thereon;
2.	Set the number of directors of the Company at ten;
3.	Elect the directors of the Company for the ensuing year;
4.	Re-appoint KPMG LLP as independent auditor of the Company for the 2024 financial year and to authorize the directors to fix their remuneration; and
5.	Transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Your Vote is Important

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying Management Information Circular (the “Circular”), which is deemed to form part of this notice of meeting. Please read the Circular before you vote on the matters being transacted at the Meeting.

Your vote is important regardless of the number of NexGen shares you own. Registered NexGen Shareholders who are unable to attend the Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the internet, in each case in accordance with the enclosed instructions. To be used at the Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc., no later than 2:00 p.m. (Pacific Time) on June 13, 2024 or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for the adjourned or postponed Meeting.

Non-registered NexGen Shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary.

Your vote is important, and the Company encourages you to vote promptly.

The deadline to submit your vote is 2:00 p.m. Pacific Time on June 13, 2024.

DATED at Vancouver, British Columbia, this 1st day of May 2024.

BY ORDER OF THE BOARD OF DIRECTORS OF NEXGEN ENERGY LTD.
“Leigh Curyer”
President & Chief Executive Officer

2023 YEAR IN REVIEW	11
SIGNIFICANT PROGRESS	11
Permitting	11
Benefit Agreements and Community Support	11
Project Advancement	11
Exploration	11
Commercial	12
2024 and Beyond	12
COMPENSATION HIGHLIGHTS	12
CORPORATE GOVERNANCE HIGHLIGHTS	15
MANAGEMENT INFORMATION CIRCULAR	16
INFORMATION REGARDING ORGANIZATION AND CONDUCT OF MEETING	16
Solicitation of Proxies	16
Notice-and-Access	16
Appointment of Proxyholders	16
Voting by Proxyholder	17
Registered Shareholders	17
Non-Registered Shareholders	17
Revocation of Proxies	18
CDI Holders	18
Advance Notice Provisions	19
VOTING SHARES AND PRINCIPAL SHAREHOLDERS	19
Record Date	19
Shares Outstanding and Principal Holders	19
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	19
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	20
FINANCIAL STATEMENTS	20
BUSINESS OF THE MEETING	21
ELECTION OF DIRECTORS	21
Majority Voting	26
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	27
Election of Directors at the 2024 AGM	28
APPOINTMENT OF AUDITOR	29
CORPORATE GOVERNANCE	30
GOVERNANCE OVERVIEW	31
DISCLOSURE	31
About the Board	31
Director and Executive Shareholdings	32
Enterprise Risk Management	32
Cyber Security	33
Meeting Cadence and In Camera Sessions	33
Ethical Business Conduct	33
Director Independence	34
Diversity, Equity & Inclusion	34
Board Committees	36
Audit Committee	36
Compensation Committee	37
Nomination and Governance Committee	38
Sustainability Committee	38
Environmental, Social and Governance	39

Chair of the Board and CEO Position Descriptions and Director Responsibilities	40
Board Skills Matrix	40
Terms	41
Orientation and Continuing Education	42
Board Performance Assessments	42
Other Directorships	43
Attendance	44
COMPENSATION DISCUSSION AND ANALYSIS	45
COMPENSATION AT A GLANCE	48
INTRODUCTION	48
COMPANY OVERVIEW	49
THE COMPANY’S STRATEGIC FOCUS	50
The Company’s Stock Price Has Outperformed Its Peers Since Inception	50
The Company Demonstrates Efficient Use of Capital	52
COMPENSATION GOVERNANCE	54
The Role of the Compensation Committee	54
Composition of the Compensation Committee	55
Executive Compensation Decision Making Process	55
Compensation Risk Management	56
Anti-Hedging	56
Clawback Policy	57
Equity Ownership Guidelines	57
Succession Management	57
Executive Compensation Philosophy	58
Executive Compensation Objectives	58
Executive Compensation Peer Group and Benchmarking	58
Independent Compensation Consultant	59
ELEMENTS OF EXECUTIVE COMPENSATION	60
Base Salaries	61
Short-Term Incentive Awards	61
Long-Term Incentive Awards	61
2023 NEXGEN PERFOMANCE SCORECARD	62
Market Performance Overview	62
2023 Company Objectives and Achievements	63
CEO Performance	64
2023 Assessment of Objectives	64
CEO COMPENSATION SUMMARY	65
Total Market Capitalization Return vs. Named Executive Pay	65
2023 Compensation Mix	66
CEO Stock Option Overview	66
CEO Share Ownership and Holdings	68
Summary Compensation Table	69
Incentive Plan Awards	70
Termination and Change of Control Benefits	71
Director Compensation	72
Incentive Plan Awards	74
Securities Authorized for Issuance Under Equity Compensation Plans	76
Stock Option History	77
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	78
ADDITIONAL INFORMATION	78

SCHEDULE A		80
BOARD MANDATE		80
I.	GENERAL	80
II.	BOARD CHAIR	80
III.	STRATEGIC PLANNING	80
IV.	RISK MANAGEMENT	80
V.	FINANCIAL REPORTING AND MANAGEMENT	81
VI.	CORPORATE GOVERNANCE	81
VII.	CODE OF BUSINESS CONDUCT AND ETHICS	81

2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

2023 YEAR IN REVIEW

Uranium is a valuable and reliable source of clean, dense energy that has the potential to play a significant role in achieving global decarbonization goals, while also improving energy affordability, lifting millions of people out of energy poverty, and providing long-term energy security for countries around the world.  Leading nations are focused on moving towards a lower-carbon, lower-emission economy, even as new threats to maintaining a safe, reliable and affordable energy supply have emerged. The supply deficit for uranium is widening, with strong growing global demand and a lack of primary supply, particularly from Organisation for Economic Co-operation and Development (“OECD”) nations.   Located in one of the top mining jurisdictions in the world that hosts a superb geological setting, Rook I is a strategic generational asset that has the potential to be large scale, long-life, low cost and highly cash flow generative, and is uniquely positioned to be at the global epicenter of the clean energy transition. The Company’s experienced team is applying its strategic disciplined approach to responsible resource development to provide the world with a stable, safe and secure supply of uranium to be used in civilian nuclear power plants globally.

SIGNIFICANT PROGRESS

Permitting

•	On November 9, 2023, receipt of Provincial Environmental Assessment (“EA”) approval from the Government of Saskatchewan. This is a major and significant milestone and is the first such approval for a greenfield uranium mine and mill in over 20 years and the first ever in Canada from a non-governmental organization.
•	Submission of responses to all Federal EA technical review comments, and Federal acceptance of NexGen’s construction phase License application - a key step to bringing Rook I into production.

Benefit Agreements and Community Support

•	On June 15, 2023, signing of the historic Benefit Agreement with the Métis Nation - Saskatchewan Northern Region 2 (“MN-S NR2”) and the Métis Nation - Saskatchewan (“MN-S”). NexGen is among the very rare companies in the resource sector globally to have formally achieved 100% local Indigenous support prior to the start of construction.
•	Initiating, funding and facilitating expanded career development opportunities, including the establishment of new training and certification programs in collaboration with local training institutions to build technical and professional capacity among the young workforce in the local areas for long-term, meaningful careers.
•	Established a community-owned and operated gravel crushing business that provides economic opportunity beyond the Rook I Project.

Project Advancement

•	Completion of key critical path early works activities including: the earthworks program, exhaust and production shaft area preparation and clearance, the commencement of the freeze hole geotechnical drilling work, and the establishment of a 200-person temporary construction camp.

Exploration

•	Completed 22,114 metres of exploration drilling in 2023, achieving a strong understanding of corridors that had not been previously explored. This new information will further refine targeting for additional drill programs in 2024.

MANAGEMENT INFORMATION CIRCULAR |	PAGE 11

2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Commercial

•	Received expressions of interest for over US$1 billion from leading commercial banks and export credit agencies to finance the Rook I Project.
•	Executed a $250 million At-The-Market (“ATM”) program in Q1 2023, which has resulted in NexGen raising over $182 million during 2023 and more subsequently to December 31, 2023 in a highly efficient and unique manner. This was done successfully utilizing large pre-organized block transactions which saved significantly in terms of dilution, fees, and market impact. Given the highly successful ATM utilization, NexGen updated its ATM program to $500 million in December 2023.
•	Closed a strategic US$110 million Convertible Debenture financing with Queen’s Road Capital Investment Ltd. (“QRC”) and Washington H Soul Pattinson and Company Limited (“WHSP”) while simultaneously converting the existing US$15 million Convertible Debenture with QRC into common shares, both long-term supportive shareholders.

2024 and Beyond

NexGen made significant progress in executing its strategy in 2023.  The robust, thorough, and detailed planning and successful execution contributed to continued, efficient momentum towards full-scale production.  The team is highly motivated and focused on people, processes, and planning for optimal execution and growth, always adhering to NexGen’s core values of Honesty, Respect, Resiliency, and Accountability.

With a clear vision, a well-defined strategy, and a disciplined plan to achieve its objectives, NexGen is poised for another unprecedented year of growth and achievements as the Company moves closer to becoming a top-10 mining company based on projected annual free cashflow and the number one company in terms of positive impacts to all stakeholders.

COMPENSATION HIGHLIGHTS

The carefully considered compensation program developed and overseen by the Company’s independent Compensation Committee (the “Compensation Committee”) has been a key factor in the Company’s progress. The compensation program was specifically designed with the right mix of components to attract, incentivize and retain the best employees to develop and execute on NexGen’s strategic plan and drive long-term, sustainable stakeholder value. NexGen’s stock price performance and Total Shareholder Return (“TSR”) since becoming a publicly traded company demonstrates that the shareholder value creation strategy and compensation plan is working and leading the industry.

Mercer, the Company’s compensation advisor, is working closely with the Compensation Committee to further refine the Company’s compensation programs, ensuring they align with the Company’s ongoing evolution and contribute to its sustained, demonstrated success. The Compensation Committee is working with Mercer and is expected to adopt an LTI Plan (the “2024 LTI Plan”), discussed below, to provide the Company with flexibility to grant various types of awards to ensure the Company can attract and retain high performers in the competitive marketplace and to continue to align the interests of participants with those of the Shareholders.

From the Company’s initial listing on the TSX Venture Exchange in April 2013 to December 31, 2023, NexGen’s share price increased 2,475%, outperforming the S&P/TSX Global Mining Index, S&P/TSX Composite Total Return Index, and the Global X Uranium ETF.

MANAGEMENT INFORMATION CIRCULAR |	PAGE 12

2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Board and Compensation Committee believe that the Company’s long-term success has been significantly influenced by its historical practice of granting only stock option awards as equity incentives. However, following shareholder engagement by management and the Board, and based on the recommendation of the Compensation Committee, the Board is expected to adopt a Long-Term Incentive Plan (the “2024 LTI Plan”), providing for the grant of Restricted Share Units (“RSUs”), Performance Share Units (“PSUs”), and Deferred Share Units (“DSUs”).

The Board and Compensation Committee remain focused on aligning pay outcomes with the execution of the Company’s overall strategy. The purpose of the 2024 LTI Plan is to provide the Company with flexibility to grant various types of awards and to align the interests of participants with the interests of Shareholders, while allowing NexGen to remain competitive in the marketplace. Under the 2024 LTI Plan, equity-based incentives may be granted to certain of the Company’s directors, executive officers, employees and consultants.

All awards granted under the 2024 LTI Plan will be settled in common shares of the Company bought on the open market, with the objective of promoting equity ownership among executives and other participants.

RSUs and PSUs, if granted under the 2024 LTI Plan, will entitle a participant holding such award to receive common shares of the Company, upon settlement, subject to the terms of the applicable grant agreement.

RSUs are generally expected to become vested, if at all, following a period of continuous employment. PSUs are similar to RSUs, but their vesting is, in whole or in part, conditioned on the attainment of specified performance metrics as may be determined by the Compensation Committee. The terms and conditions of grants of RSUs and PSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these awards will be set out in the participant’s grant agreement.

It is expected that all RSUs and PSUs granted under the 2024 LTI Plan will be subject to vesting over a three-year term from the date of grant. The number of PSUs that will vest will vary depending on the Company’s achievement over the designated performance period of performance criteria determined by the Compensation Committee and set forth in the applicable grant agreement. The performance criteria applicable to PSUs granted under the 2024 LTI Plan will be based on performance criteria determined by the Compensation Committee. Subject to the achievement of the applicable vesting conditions, including any performance criteria, the settlement of an RSU or PSU will generally occur on or as soon as reasonably practicable following the vesting date.

DSUs, if granted under the 2024 LTI Plan, will evidence the right to receive common shares of the Company. Although DSUs may be available for grant to directors, executive officers, employees and consultants, NexGen currently expects DSUs, if granted, to be used as a form of non-executive director compensation.

The settlement of a DSU will generally occur following a pre-established deferral period, which will commence upon or following the participant ceasing to be a director, executive officer, employee or consultant of NexGen, as applicable, subject to satisfaction of any applicable conditions and the applicable grant agreement.

With respect to the Company’s current incentive stock option plan (the “Option Plan”), the Compensation Committee and Board crafted NexGen’s option awards to have a five-year term and two-year vesting period, enhancing the Company’s ability to retain key high-performance employees, which is especially important during our current development stage given the unique skillsets required to execute in line with NexGen’s strategy. Historically, all options granted by the Company immediately following an equity raising have always been issued at a higher price than the previous price of equity raised, and historically only exercised by Executives in the 60th (final) month prior to expiry. In many instances the proceeds from these option exercises have been used to fund the tax liabilities, with the majority of the remaining proceeds invested by the Executives into common shares.

MANAGEMENT INFORMATION CIRCULAR |	PAGE 13

2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

NexGen has made significant progress in meeting the various objectives in its carefully considered strategy to develop the Rook I Project, which has driven the Company’s strong share price performance since inception. Accordingly, to ensure that such objectives are met, the Company also offers cash-based short-term incentive (“STI”) and long-term incentive awards which pay out only if specific and appropriate objectives closely tied to the strategic plan have been met by the Company and the employee. While NexGen’s historical compensation programs are strongly correlated with the Company’s share price performance, to provide the Company with additional flexibility to grant various types of awards and to align the interests of participants with the interests of Shareholders, while allowing NexGen to remain competitive in the marketplace, the Board is expected to adopt the 2024 LTI Plan.

Consideration was given to a vote regarding executive compensation (“Say on Pay”). The Board and its advisors view Say on Pay at this stage as not appropriate given the Company is in the development stage and has a committed philosophy of attracting the very best candidates for this generational Rook I Project. The complex and competing nature of all of the various workstreams (permitting, licensing, Indigenous engagement, exploration, detailed engineering, procurement, contract negotiations, financing, etc.) to advance the Project at this time requires extensive knowledge and understanding and the Company’s compensation structure must reflect the continued evolution of the Company. Say on Pay is more relevant for companies with steady state operations like a producing company given the routine nature of workstreams involved, and it is the Board’s intention to consider this topic for a shareholder vote once in operation and appropriate comparables can be assessed. The Company remains committed to using carefully considered incentive programs to create superior, sustainable shareholder value.

The Compensation Committee works with Mercer, a global, highly recognized independent Compensation advisor. This year, the Compensation Committee worked closely with Mercer in preparation for Committee meetings and had numerous discussions to develop a comprehensive executive compensation roadmap that aligns with the Company's evolving needs. This roadmap takes into consideration three key stages in NexGen's transformation: 1) finalizing permitting, which is reflective of NexGen’s existing compensation framework, 2) construction, where compensation programs will shift appropriately towards operations and 3) operational, where compensation programs will be tailored to reflect the Company as a fully operational mining entity.

MANAGEMENT INFORMATION CIRCULAR |	PAGE 14

2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Full details of NexGen’s compensation programs are contained in the Section entitled Compensation Discussion and analysis starting on page 45.

CORPORATE GOVERNANCE HIGHLIGHTS

The Board firmly believes that a strong corporate governance regime attuned to the nature of a company and aligned with the interests of its shareholders is essential to the successful creation of shareholder value. NexGen’s corporate governance is fully described in the section entitled “Corporate Governance” starting on page 30.

Moreover, NexGen’s Board and management team are dedicated to an active shareholder engagement strategy, which is crucial for ensuring that there is alignment between the interests of the shareholders, the strategic direction of NexGen, and its overall success. This proactive engagement facilitates a constructive dialogue, essential for refining the Company’s initiatives and enhancing communication. Over the past year, NexGen has engaged with shareholders representing a majority of the outstanding common shares, with management and the Board playing an instrumental role in these discussions. The insights gleaned from these interactions, coupled with advice from proxy and investor advisory firms, are regularly presented to the Nomination & Governance Committee and Board. An in-depth analysis was conducted by Mercer (along with a planned review of the 2024 LTI Plan), and adjustments have been made to the composition of the Board including proposing a new female Board member as a nominee for election as a director, and the resignation of certain external boards by two directors to align on governance concerns related to perceived over boarding.

The most important component of corporate governance is a strong Board of Directors composed of members with the qualifications, skills and experience required to ensure that the Board develops and oversees the right strategy to deliver shareholder value and to maintain accountability. NexGen has a long-term track record of ensuring the Board holds the right qualifications, skills and experience necessary for the current stage of development and actively works on director refreshment, including via its annual director evaluations, to ensure the Board maintains the appropriate mix of those qualifications, skills, and experience. The Board is committed to diversity, including gender diversity. and as part of an ongoing process of reviewing the composition of the Board, considers including any new or complementary skillsets as well as gender diversity.

The Board has nominated Susannah Pierce for election as a director of the Company at the Meeting. See “Election of Directors” in this Circular. In the event of the successful election of Ms. Pierce as a director of the Company, the total number of women on the Board would increase to three (3), representing 33% of the non-executive members of the Board should all nominees be elected as proposed. In addition to Ms. Pierce, the nominated Board members are described in detail starting on page 21. Further, in the last six years, the Board composition has been strengthened with the appointment of six new directors (current total 10) representing objective, fresh and continual contestability to governance.

The Board has a robust annual evaluation process designed to assess the performance of individual Board members, its committees, and the Board as a whole.

In August of 2023, the Board adjusted the composition of certain committees as detailed on page 43. Periodic rotation of committee members allows for fresh perspectives, while utilizing individual director’s particular skills and experience and balancing the need for continuity.

MANAGEMENT INFORMATION CIRCULAR |	PAGE 15

2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR

INFORMATION REGARDING ORGANIZATION AND CONDUCT OF MEETING

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of NexGen Energy Ltd. (the “Company” or “NexGen”) for use at the annual general meeting (the “Meeting”) of its Shareholders to be held on Monday, June 17, 2024 at the time and place and for the purposes set forth in the accompanying notice of annual general meeting of Shareholders (the “Notice of Meeting”). Unless otherwise stated, this Circular contains information as at May 1, 2024. References in this Circular to the Meeting include any adjournment or postponement thereof and, unless otherwise indicated, in this Circular all references to “$” are to Canadian dollars.

Solicitation of Proxies

It is expected that proxies will be solicited primarily by mail, but proxies may also be solicited personally, by telephone, email or by other means of electronic communication, by directors, officers or employees of the Company, to whom no additional compensation will be paid. All costs of solicitation will be borne by NexGen. In addition, the Company shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of common shares of the Company.

NexGen has engaged TMX Investor Solutions Inc. (“TMX)” to assist with communicating with Shareholders in connection with these services, TMX is to receive a fee of approximately $43,000, plus out-of-pocket expenses. The Company will bear all costs of this solicitation.

If you have any questions or require assistance with voting, please contact TMX, by telephone at 1- 800-706-3274 toll-free in North America or (201) 806-7301 (outside of North America).

Notice-and-Access

The Company has elected to use the notice and access mechanism (the “Notice-and-Access Provisions”) under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of this Circular to Shareholders for the Meeting.

Under the Notice-and-Access Provisions, instead of receiving printed copies of this Circular, Shareholders will receive a notice (“Notice”) with information on the Meeting as well as information on how they may access this Circular electronically and how they may vote.

The Company will not use the procedures known as “stratification” in relation to the use of Notice-and-Access Provisions meaning that all Shareholders will receive a Notice in accordance with the Notice-and-Access Provisions.

Shareholders can request that printed copies of this Circular be sent to them by postal delivery, at no cost to them, up to one year after the date this Circular was filed on SEDAR+ by calling toll-free (in Canada and the United States) 1-800-841-5821 or by emailing ddang@nxe-energy.ca. See under the heading “How to Obtain Paper Copies of the Circular” in the accompanying Notice and Access Notification to Shareholders.

Appointment of Proxyholders

The persons named in the enclosed form of proxy or voting instruction form are executive officers of the Company. You have the right to appoint someone other than the persons designated in the enclosed form of proxy, who need not be a Shareholder, to attend and act on your behalf at the Meeting by printing the name of the person you want in the blank space provided or by completing and delivering another suitable form of proxy.

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2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Voting by Proxyholder

On any ballot, the nominees named in the accompanying proxy form will vote, withhold from voting or vote against (as applicable), your common shares in accordance with your instructions. In respect of any matter for which a choice is not specified, the persons named in the accompanying proxy form will vote at their own discretion, except where management recommends that Shareholders vote in favour of a matter, in which case the nominees will vote FOR the approval of such matter.

The form of proxy confers discretionary authority upon the nominees named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

As of the date of this Circular, Management of NexGen knows of no such amendment, variation or other matter that may come before the Meeting. However, if any amendment, variation or other matter should properly come before the Meeting, each nominee named in the accompanying proxy form intends to vote thereon in accordance with the nominee’s best judgment or as stated above.

Registered Shareholders

A “Registered Shareholder” is a person whose common shares are registered in the Shareholder’s own name. Registered Shareholders who are unable to attend the Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the Internet, in each case in accordance with the enclosed instructions.

To vote by telephone, Registered Shareholders should call Computershare Investor Services Inc. at 1-866-732- VOTE (8683). Registered Shareholders will need to enter the 15-digit control number provided on the form of proxy to identify themselves as Shareholders on the telephone voting system.

To vote over the Internet, Registered Shareholders should go to www.investorvote.com. NexGen Shareholders will need to enter the 15-digit control number provided on the form of proxy to identify themselves as Shareholders on the voting website.

To vote by mail, Registered Shareholders should complete, date and sign the form of proxy and mail in the enclosed return envelope to the office of Computershare Investor Services Inc.

Voting instructions must be received no later than 2:00 p.m. (Pacific Time) on June 13, 2024, or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in either the Province of Ontario or the Province of British Columbia) prior to the time set for the adjourned or postponed meeting.

Late proxies may be accepted or rejected by the Chair of the Meeting in his or her discretion.

Non-Registered Shareholders

Most Shareholders of the Company are “Non-Registered Shareholders” because the common shares they own are not registered in their name but are registered in the name of an intermediary such as a bank, trust company, securities dealer or broker, trustee or administrator, of a self- administered RRSP, RRIF, or RESP or a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the intermediary is a participant.

Applicable regulatory policy requires intermediaries/brokers to whom meeting materials have been sent to seek voting instructions from Non-Registered Shareholders in advance of Shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed in order to ensure that the Non-Registered Shareholder’s common shares are voted at the Meeting.

The majority of brokers now delegate responsibility for obtaining instructions from Non-Registered Shareholders to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form (“VIF”), instead of the form of proxy. Non-Registered Shareholders are requested to complete and return the VIF to Broadridge. Alternatively, Non-Registered Shareholders can call a toll-free telephone number or access Broadridge’s dedicated voting website www.proxyvote.com.

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2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

The VIF must be returned as directed by Broadridge well in advance of the Meeting in order to have the common shares voted. Non-Registered Shareholders who receive forms of proxies or voting materials from organizations other than Broadridge should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their common shares at the Meeting.

NexGen may utilize the Broadridge QuickVoteTM service to assist Non-Registered Shareholders vote their shares. Those Shareholders who have not objected to NexGen knowing who they are (non-objecting beneficial owners) may be contacted by Innisfree M&A Incorporated to conveniently obtain a vote directly over the phone.

Non-Registered Shareholders are not entitled, as such, to vote at the Meeting in person or to deliver a form of proxy. If you are a Non-Registered Shareholder and wish to appoint yourself as proxyholder to vote in person at the Meeting or appoint someone else to attend the Meeting and vote on your behalf, please see the voting instructions you received or contact your intermediary/broker well in advance of the Meeting to determine how you can do so.

Non-Registered Shareholders should carefully follow the voting instructions they receive, including those on how and when voting instructions are to be provided, in order to have their common shares voted at the Meeting.

If you have any questions or require assistance with voting, please contact TMX, the Company’s proxy solicitation agent, by telephone at 1-800-706-3274 (toll-free in North America) or 1-201-806-7301 (outside of North America).

Revocation of Proxies

Only a Registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Registered Shareholder or such Shareholder’s legal representative, or if the Registered Shareholder is a corporation, by its duly authorized legal representative, and deposited at the Company’s registered office: Suite 2500, 700 West Georgia Street, Vancouver, BC V7Y 1B3 at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting prior to voting and, upon either of such deposits, the proxy is revoked.

Non-Registered Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective intermediaries to change their vote and if necessary, revoke the proxy on their behalf.

CDI Holders

Each person who is recorded as the holder of CHESS Depositary Interests (“CDIs”) on May 1, 2024 in the register of holders of CDIs kept by or on behalf of NexGen (each such person being a “Relevant CDI Holder”) is entitled to instruct CHESS Depository Nominees Pty Limited (“CDN”), a wholly owned subsidiary company of ASX Limited that was created to fulfil the functions of a depositary nominee, or its custodian which holds the NexGen common shares underlying their CDIs how to vote those shares on the resolutions to be considered at the Meeting. If you are a Relevant CDI Holder and wish to give such voting instructions you must complete and submit the CDI voting instruction form accompanying this Notice of Meeting or lodge your vote online at www.investorvote.com.au using your secure access information contained in the CDI voting instruction form. Relevant CDI Holders can expect to receive a CDI voting instruction form, together with the Meeting materials from Computershare, the CDI registry in Australia.

For your CDI voting instruction form to be valid, it must be received by Computershare no later than 9:00am on June 12, 2024 (Australian Western Standard Time) in order to allow CDN or its custodian which holds the underlying common shares sufficient time to provide voting instructions in respect of the relevant common shares to NexGen by the proxy submission deadline of 2:00pm on June 13, 2024 (Pacific time) or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in either the Province of Ontario or the Province of British Columbia) prior to the time set for the adjourned or postponed meeting, and in addition you must be a Relevant CDI Holder.

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2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Please note that holders of CDIs are not Registered Holders of the common shares to which those CDIs relate, and therefore are not entitled to vote in person at a Meeting in their capacity as a holder of CDIs. Relevant CDI Holders can request CDN to appoint the Relevant CDI Holder (or a person nominated by the Relevant CDI Holder) as proxy to exercise the votes attaching to the underlying common shares represented by the Relevant CDI Holder. In such case, a Relevant CDI Holder may, as proxy, attend and vote in person at the Meeting. If you hold your interest in CDIs through a broker, dealer or other intermediary, you will need to follow the instructions of your intermediary and request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.

Advance Notice Provisions

On May 21, 2015, Shareholders approved an amendment to the Company’s articles to implement advance notice provisions for the nomination of directors (the “Advance Notice Provisions”). Under the Advance Notice Provisions, a director nomination must be made, in the case of an annual meeting of Shareholders, at least 30 days and no more than 65 days before the date of the meeting, and in the case of a special meeting of Shareholders (which is not also an annual meeting of Shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of Shareholders was made. The Advance Notice Provisions also set forth the information that a Shareholder must include in the notice to the Company. See the Company’s amended articles which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca for full details (filed on May 26, 2015). No director nominations have been made by Shareholders in connection with the Meeting under the terms of the Advance Notice Provisions, and as such the only nominations for directors at the Meeting are the nominees set forth below under “Business to be Transacted at the Meeting - Election of Directors”.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

Record Date

The Board of Directors of NexGen (the “Board”) has fixed May 1, 2024, as the record date, being the date for the determination of the holders of the Company’s common shares entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

Shares Outstanding and Principal Holders

As of May 1, 2024, there were a total of 539,846,319 NexGen common shares issued and outstanding. The holders of the common shares are entitled to receive notice of, and to attend, all meetings of NexGen Shareholders and to have one vote for each common share held.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of NexGen.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Company is unaware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, or is a proposed nominee for election as a director (or an associate or affiliate of such director, executive officer or director nominee) in any matter to be acted upon at the Meeting, other than the election of directors.

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2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Company is unaware of any material interest, direct or indirect, of any informed person or any proposed nominee for election as a director of the Company (or an associate or affiliate of such informed person or director nominee) in any transaction since the beginning of the Company’s last financial year or any proposed transaction, which has materially affected or would materially affect the Company or any of its subsidiaries.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the financial year ended December 31, 2023, and the report of the independent auditors thereon will be presented at the Meeting. These consolidated financial statements and the related management’s discussion and analysis were sent to all Shareholders who have requested a copy. The Company’s consolidated financial statements and related management’s discussion and analysis for the financial year ended December 31, 2023, are also available under the Company’s profile on SEDAR+ (www.sedarplus.ca) and on the Company’s website (www.nexgenenergy.ca).

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2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the Shareholders or until their successors are elected or appointed. Management proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the common shares represented by such form of proxy FOR setting the number of directors at ten and the election of the ten director nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table provides information on the ten director nominees, including: (i) their province or state and country of residence; (ii) the date when they were appointed a director; (iii) whether they are considered to be independent; (iv) their membership on committees of the Board; (v) their principal occupation, business or employment presently and over the preceding five (5) years; and (vi) the number of common shares and stock options of the Company beneficially owned, controlled, or directed, directly or indirectly.

Leigh Curyer (1)
Director since 2013 Not Independent Age: 52

Mr. Curyer has more than 20 years’ experience in the resources and corporate sector. Mr. Curyer founded NexGen in 2011 and currently serves as the President and Chief Executive Officer. From 2008 to 2011, Mr. Curyer was Head of Corporate Development for Accord Nuclear Resources Management, assessing uranium projects worldwide for First Reserve Corporation, a global energy-focused private equity and infrastructure investment firm. Mr. Curyer was the Chief Financial Officer and head of corporate development of Southern Cross Resources Inc. (now Uranium One Inc.) from 2002 to 2006.

Mr. Curyer’s uranium project assessment experience has been focused on assets located in Canada, Australia, USA, Africa, Central Asia and Europe, including operating mines, advanced development projects and exploration prospects.

Mr. Curyer also serves as the Vice Chairman of IsoEnergy Ltd. The Company is a significant shareholder of IsoEnergy Ltd.

Mr. Curyer has a Bachelor of Arts in Accountancy from the University of South Australia and is a member of Chartered Accountants Australia and New Zealand. Mr. Curyer is a resident of British Columbia, Canada.

Board Committees
Sustainability Committee
Principal Occupation
President and Chief Executive Officer of NexGen Energy Ltd.
Options and Common Shares
	Options	15,100,000	Common Shares	5,200,000

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2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS
Christopher McFadden
Director since 2013 Independent Age: 55

Mr. McFadden is a lawyer with more than 25 years of experience in exploration and mining. Mr. McFadden was the Managing Director of Resolution Minerals Ltd. from May 2023 to November 2023. He was President and Chief Executive Officer of NxGold Ltd. from February 2017 to March 2020, and, before that the Manager, Business Development at Newcrest Mining Limited. Prior to these roles, he was Head of Commercial, Strategy and Corporate Development for Tigers Realm Coal Limited, which is listed on the Australian Stock Exchange. Additionally, Mr. McFadden was General Manager, Business Development of Tigers Realm Minerals Pty Ltd. Prior to commencing with the Tigers Realm Group in 2010, Mr. McFadden was a Commercial General Manager with Rio Tinto’s exploration division with responsibility for gaining entry into new projects through negotiation with government or joint venture partners, or through acquisition.

Mr. McFadden has extensive international experience in managing large and complex transactions and has a broad knowledge of all aspects of project evaluation and negotiation in challenging and varied environments. Mr. McFadden currently serves on the Board of IsoEnergy Ltd. The Company is a significant shareholder of IsoEnergy Ltd.

Mr. McFadden holds a combined law/commerce degree from Melbourne University and an MBA from Monash University. Mr. McFadden is a resident of Victoria, Australia.

Board Committees
Chair of the Board;
Principal Occupation
Corporate Director
Options and Common Shares
	Options	2,450,000	Common Shares	1,000,000

Richard Patricio (2)
Director since 2013 Independent Age: 50

Mr. Patricio is the President and Chief Executive Officer of Mega Uranium Ltd., having previously been its Executive Vice President from 2005 to 2015. Mega Uranium Ltd. holds 19,476,265 common shares of NexGen.

Until April 2016, Mr. Patricio was also the Chief Executive Officer of Pinetree Capital Ltd. (“Pinetree”), a TSX-listed investment company specializing in early-stage resource investments. Mr. Patricio joined Pinetree in November 2005 as Vice President, Corporate and Legal Affairs. Prior to that, Mr. Patricio practiced law at top-tier Toronto- based law firm before moving in-house with a TSX- listed issuer.

Mr. Patricio has built a number of mining companies with global operations and holds (and has held) senior officer and director positions in several companies listed on stock exchanges in Toronto, Australia, London and New York. He currently serves on the Board of IsoEnergy Ltd. as Chairman, Toro Energy Limited, and the Company, all in his capacity as CEO of Mega Uranium Ltd.

Mr. Patricio received his law degree from Osgoode Hall and was called to the Ontario bar in 2000. Mr. Patricio is a resident of Ontario, Canada.

Board Committees
Nomination and Governance Committee (Chair); Compensation Committee (Chair); Audit Committee
Principal Occupation
President and Chief Executive Officer of Mega Uranium Ltd.
Options and Common Shares
	Options	2,600,000	Common Shares	1,339,900

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2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Trevor Thiele
Director since 2013 Independent Age: 66

Mr. Thiele has more than 30 years’ experience in senior finance roles in medium to large Australian listed companies. Mr. Thiele has also been Chief Financial Officer for companies involved in the agribusiness sector (Elders and ABB Grain Ltd., Rural Services Division) and the biotechnology sector (Bionomics Limited). In these roles he combined his technical, accounting, and financial skills with commercial expertise thereby substantially contributing to the growth of each of these businesses. During this time, Mr. Thiele was actively involved in initial public offerings, capital raisings, corporate restructures, mergers and acquisitions, refinancing and joint ventures.

Mr. Thiele holds a Bachelor of Arts in Accountancy from the University of South Australia and is a member of Chartered Accountants Australia and New Zealand. Mr. Thiele is a resident of South Australia, Australia.

Board Committees
Audit Committee (Chair)
Principal Occupation
Corporate Director
Options and Common Shares
	Options	2,600,000	Common Shares	Nil

Warren Gilman
Director since 2017 Independent Age: 64

Mr. Gilman was appointed Chairman and CEO of Queen’s Road Capital Investment Ltd. in 2019. Prior to that he was Chairman and CEO of CEF Holdings Limited and was Vice Chairman of CIBC World Markets. Mr. Gilman was also Managing Director and Head of Asia Pacific Region for CIBC for 10 years where he was responsible for all of CIBC’s activities across Asia. Mr. Gilman is a mining engineer who co-founded CIBC’s Global Mining Group in 1988. During his 26 years with CIBC, he ran the mining team in Canada, Australia and Asia and worked in the Toronto, Sydney, Perth, Shanghai and Hong Kong offices of CIBC. He has acted as advisor to the largest mining companies in the world including BHP, Rio Tinto, Anglo American, Noranda, Falconbridge, Sumitomo Corp., China Minmetals, Jinchuan and Zijin and has been responsible for some of the largest equity capital markets financings in Canadian mining history.

Mr. Gilman serves on the Board of Gold Royalty Corp in his capacity as Chairman and CEO of Queens Road Capital Investment Ltd.

He is Chairman of the International Advisory Board of Western University and a member of the Dean’s Advisory Board of Laurentian University.

Mr. Gilman obtained his B.Sc. in Mining Engineering at Queen’s University and his MBA from the Ivey Business School at Western University. Mr. Gilman is a resident of Hong Kong, China.

Board Committees
Nomination and Governance Committee
Principal Occupation
Chairman and CEO of Queen’s Road Capital Investment Ltd.
Options and Common Shares
	Options	2,550,000	Common Shares	750,000

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2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Sybil Veenman
Director since 2018 Independent Age: 60

Ms. Veenman has more than 25 years of mining industry experience, including as a senior executive and as a public company director. Previously, Ms. Veenman was a Senior Vice-President and General Counsel and a member of the executive leadership team at Barrick Gold Corporation. In that capacity, Ms. Veenman was responsible for overall management of legal affairs, extensively engaged in that company’s significant M&A and financing transactions and involved in a wide range of operational, regulatory, political, and social responsibility aspects of the mining business.

Ms. Veenman currently serves as a Director at Nasdaq-listed Royal Gold Inc., and TSX-listed Major Drilling Group International Inc.

Ms. Veenman holds a Law degree from the University of Toronto and has completed the Institute of Corporate Directors, Directors Education Program and obtained the ICD.D designation from the Institute. Ms. Veenman is a resident of Ontario, Canada.

Board Committees
Audit Committee; Sustainability Committee
Principal Occupation
Corporate Director
Options and Common Shares
	Options	2,550,000	Common Shares	300,000

Karri Howlett
Director since 2018 Independent Age: 48

Ms. Howlett has more than 20 years of experience in corporate strategy, mergers and acquisitions, financial due diligence, and risk analysis. She is the Principal of Karri Howlett Consulting which provides clients with an informed third-party perspective and a tailored process to help navigate embedding ESG, financial, and risk management strategies.

Ms. Howlett has conducted financial due diligence and risk analysis for several business endeavors, including business advisement and financial modelling for several mining and energy projects, as well as mergers of financial institutions. Ms. Howlett was recently President of RESPEC Consulting Inc., which is a geoscience and engineering consulting company based in Saskatoon, Saskatchewan.

Her extensive experience in ESG matters makes her extremely well qualified to serve as Chair of NexGen’s Sustainability Committee.

Ms. Howlett currently sits on the Boards of Gold Royalty Corp., and March Consulting Associates Inc., and is on the Board of Governors for the University of Regina. She recently served on SaskPower (as Chair of the Safety, Environment and Social Responsibility Committee) from February 2013 to May 2021, leading the development and implementation of net zero carbon emission strategies.

Ms. Howlett holds a Bachelor of Commerce (with honors) in Finance from the University of Saskatchewan and has earned the Chartered Financial Analyst (CFA) designation and the Chartered Director designation. Ms. Howlett is a resident of Saskatchewan, Canada.

Board Committees
Sustainability Committee (Chair); Nomination and Governance Committee
Principal Occupation
President, Karri Howlett Consulting Inc.
Options and Common Shares
	Options	2,550,000	Common Shares	262,900

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2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Brad Wall (3)
Director since 2019 Not Independent Age: 58

Mr. Wall was the 14th Premier of Saskatchewan. Mr. Wall brings to NexGen’s Board political experience spanning over an 18-year period. During his 10-year tenure as Premier of Saskatchewan, Mr. Wall led the province to unprecedented economic expansion, strong population and export growth, record infrastructure investment and the first ever and continuing AAA credit for the province’s finances. Mr. Wall worked successfully with the previous federal government to achieve nuclear cooperation agreements between Canada and both India and China opening those civilian nuclear energy markets to Canadian uranium. He is an advocate for sustainable, inclusive economic development and provides strategic insight to the energy sector. Mr. Wall brings to NexGen extensive national energy policy, political and economic experience and has demonstrated a very strong commitment, results and advocacy in the best interests of Saskatchewan and Canada over his entire career. That experience has proven to be very beneficial to the Board in dealing effectively with the various regulatory and political bodies needed to ensure success of the Rook I Project.

.

Mr. Wall currently serves on the Boards of Maxim Power Corp., Whitecap Resources Inc., and Helium Evolution, and is a partner in a yearling cattle ranch operation.

Mr. Wall attended the University of Saskatchewan, graduating with an honours degree in Public Administration and an advanced certificate in Political Studies. Mr. Wall is a resident of Saskatchewan, Canada.

Board Committees
Sustainability Committee
Principal Occupation
Corporate Director and Consultant
Options and Common Shares
	Options	2,250,000	Common Shares	45,000

Ivan Mullany
Director since 2023 Independent Age: 61

Mr. Mullany is a senior mining executive with over 35 years of extensive leadership experience spanning project development, operational excellence, innovation, business strategy, and governance. Most recently, with Newmont and its predecessor Goldcorp Inc. on the Senior Leadership Team, he led numerous major projects collectively in excess of $18 Billion, during the engineering study, construction and execution stages.

Mr. Mullany’s tenured career in the mining sector has led to exceptional international experience, leading diverse teams in multiple jurisdictions.

Mr. Mullany’s experience in the successful execution of global mining project construction and operational excellence is a significant asset to the Board as the Rook I Project advances into Detailed Engineering.

Mr. Mullany is a Fellow of the Australian Institute of Mining and Metallurgy (FAusIMM) and a member of the Canadian Institute of Mining and Metallurgy (CIMM) and is a resident of Ontario, Canada.

Board Committees
Compensation Committee; Sustainability Committee
Principal Occupation
Corporate Director
Options and Common Shares
	Options	500,000	Common Shares	Nil

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2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Susannah Pierce
Director nominee 2024 Age: 51

Ms. Pierce has more than 20 years of experience in bringing business, governments, communities, indigenous groups, and other non-governmental actors together to support the development of major capital projects to maximize investment returns.

In her current role of President and Country Chair, Shell Canada Limited, she is responsible for driving integration and coordination of business activity and corporate policy across Shell’s businesses in Canada. She previously served as Director of Corporate Affairs at LNG Canada, a joint venture of Shell, Petronas, Mitsubishi, PetroChina and Kogas, where she was responsible for the project’s federal and provincial regulatory approvals, Indigenous relations and negotiations, government relations, media relations, community consultation and communications.

Ms. Pierce currently serves as the Co-Chair of Business Council of Canada Working Group on Climate Change and Energy Transition, an Executive on the Greater Vancouver Board of Trade, and Catalyst Canada. She is the past chair of the Business Council of BC, Co-Chair of the Business Council of Alberta’s Define the Decade, and Co-Chair of the Canada Chamber of Commerce Western Executive Council. She previously served on the Board of Gemini Corp., and holds an ICD certification.

Ms. Pierce is a graduate of the Johns Hopkins School of Advanced International Studies (SAIS) and The George Washington University, and speaks English, Spanish and French.

Board Committees
Not Applicable
Principal Occupation
President and Country Chair, Shell Canada
Options and Common Shares
	Options	Nil	Common Shares	350,000

Notes:

(1)	Mr. Curyer is not independent on the basis that he is an executive officer of the Company.
(2)	In addition, Mega Uranium Ltd. holds 19,476,265 common shares of NexGen. Mr. Patricio is the President and Chief Executive Officer of Mega Uranium Ltd. The common shares of Mega Uranium Ltd. are listed on the TSX.
(3)	Mr. Wall is not independent on the basis that he is an executive officer of the consulting company, Flying W Consulting, that is engaged by the Company.

For the purposes of this Circular, unless otherwise stated, “independence” has been assessed in accordance with National Instrument 58-101 - Disclosure of Corporate Governance Practices (the “Disclosure Instrument”).

Majority Voting

The Company has adopted a majority voting policy, which is available on NexGen’s website at www.nexgenenergy.ca. The policy requires that each director nominee of the Company must be elected by at least a majority (50% + 1 vote) of the votes cast with regard to his or her election. Any director nominee (the “nominee”) who receives a greater number of votes “withheld” from his or her election than votes “for” such election must tender his or her resignation to the Board, to be effective upon acceptance by the Board. The Nomination and Governance Committee will consider the tendered director’s resignation and recommend to the Board the action to be taken with respect to such tendered resignation. Factors considered by the Committee may include: (i) the reasons, if known, why shareholders “withheld” or were requested or recommended to “withhold” votes from the nominee, and whether the reasons related to matters other than the qualifications or individual actions of the nominee; (ii) any alternatives for curing what the Committee or the Board, as applicable, believes to be the underlying cause of the “withheld votes”; (iii) the overall composition of the Board and its committees, including the relative mix of skills and experience of the directors; (iv) the share ownership of the nominee or any corporation or other entity on which the nominee serves as a director or executive officer; (v) the expected impact of accepting such resignation on any covenants in agreements or plans; (vi) any applicable law, rule or regulation, or securities exchange listing or governance requirement; and (vii) whether or not accepting the resignation is in the best interest of the Corporation. The Board, after receiving the Nomination and Governance Committee’s recommendation, will determine whether or not to accept the tendered resignation within 90 days of the Shareholder meeting. The Board will accept the tendered resignation absent exceptional circumstances and the resignation will be effective when accepted by the Board. The Company shall promptly issue a news release with the Board’s decision which, in the event the resignation is not accepted, must fully state the reason for that decision. The nominee in question may not participate in any committee or Board votes concerning his or her resignation. This policy will not apply in circumstances involving contested director elections.

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2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of management, no proposed director:

(a)	is, as of the date of this Circular, or has been, within ten years before the date of this Circular, a director, Chief Executive Officer or Chief Financial Officer of any company (including the Company) that,
(i)	while that person was acting in that capacity, was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”); or
(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, Chief Executive Officer or Chief Financial Officer and which resulted from an event that occurred while that person was acting in the capacity of director, Chief Executive Officer or Chief Financial Officer; or
(b)	is, at the date of this Circular, or has been within ten years before the date of this Circular, a director or an executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	has within ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In addition, to the knowledge of management, no proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court, or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

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2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Election of Directors at the 2024 AGM

In nominating Messrs. Patricio and Gilman, the Board considered that both Messrs. resigned from several external board of director positions and as such both are no longer serving on more than two public boards, while serving as CEOs of respective public companies, Mega Uranium and Queens Road Capital. See “Corporate Governance - Disclosure - Other Directorships”.

Since their respective appointments as CEO in 2015 and 2019, Messrs. Patricio and Gilman have continued their service as highly engaged directors of NexGen, including Mr. Patricio in his role as Chair of both the Compensation Committee and the Nomination and Governance Committee, and Mr. Gilman as a new member of the Nomination and Governance Committee. The Compensation Committee met formally two (2) times and held numerous informal meetings as well as consultations with Mercer, the Committee’s independent compensation advisor, regarding Mercer’s review of NexGen’s current and future compensation program over the course of 2023. In the last fiscal year, both directors attended 100% of all Board and key committee meetings held, are always well prepared, and contribute significantly to discussions and deliberations. They also consistently make themselves available for calls and other communications with senior management and other Board members outside of formal Board and committee meetings.

Mr. Patricio’s deep knowledge in the exploration and development of uranium properties, significant public company board experience, and his experience as CEO of two other listed companies over the course of his career are all highly valued by NexGen and its Board of Directors. Similarly, Mr. Gilman’s pedigree as a mining engineer, his experience as the Head of Asia Pacific Region for CIBC for 10 years, expertise in advising the world’s largest mining companies and his central role in some of the largest equity financings in Canadian mining history are crucial to overseeing NexGen’s successful execution of its strategic plan.

After the robust annual evaluation of the Board’s operations, processes and the performance of each Board member (including considering the voting results at the 2023 AGM), the Board (with Mr. Patricio and Mr. Gilman abstaining) determined that Messrs. Patricio's and Gilman’s active participation and high levels of engagement, coupled with their diverse experience and depth of knowledge in the mining industry directly related to the development operations of the Company, render both Messrs. Patricio and Gilman key members of the Board.

After careful review and consultation, and in order to align with best governance practices, Mr. Patricio and Mr. Gilman have both decided to resign as directors from several external boards. This decision allows them to concentrate efforts on advancing the strategic initiatives of the Company. In determining to nominate Messrs. Patricio and Gilman as nominees for election as directors at the 2024 AGM meeting, the Board (with Mr. Patricio and Mr. Gilman abstaining) concluded that the contributions of Mr. Patricio and Mr. Gilman have been exemplary and have not been impaired by their other commitments.

In nominating Mr. Thiele, the Nomination and Governance Committee and Board similarly determined that Mr. Thiele was an invaluable member of the Board. Mr. Thiele provides important continuity and an intimate understanding of the Company’s evolution as a result of his experience on the NexGen Board since its inception, and his expertise in senior finance roles at different-sized public companies provide the NexGen Board and management with important perspectives on capital raising, invaluable insights for growing organizations and a proven track record of success.

Mr. Roberts is not standing for re-election, as he was the nominee of CEF Holdings Limited (“CEF”) pursuant to the terms of an investor rights agreement entering into among CEF, certain other parties, and the Company, which provided CEF with the right to nominate one director for election to the Board under certain conditions. With that agreement no longer in effect, Mr. Roberts is not standing for re-election.

The Board has nominated Ms. Pierce for election to the Board at the Meeting. Ms. Pierce brings to the Board skills and experience in the energy sector and international government relations commensurate with the stage of development of NexGen. In the event of Ms. Pierce being successfully elected as a director of the Company at the Meeting, there will be a total of three women on the Board, representing 33% of the non-executive members of the Board. This underscores NexGen's commitment to evolving and responsive governance, with changes in Board composition reflecting strategic optimization.

The Board continuously monitors and reviews the effectiveness and commitments of all directors and will recommend appropriate action should any director’s effectiveness decline for any reason.

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APPOINTMENT OF AUDITOR

At the Meeting, Shareholders will be asked to re-appoint KPMG LLP, 777 Dunsmuir Street, PO Box 10426, Vancouver, BC, Canada, as independent auditor of the Company for the ensuing year at such remuneration to be fixed by the Board.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the common shares represented by such form of proxy FOR the re-appointment of KPMG LLP as the Company’s independent auditor to hold office for the ensuing year with remuneration to be fixed by the Board.

The aggregate fees billed by the Company’s external auditors, KPMG LLP, in each of the last two (2) financial years are as follows:

Financial Year Ending	Audit Fees (1,2)	Audit- Related Fees (3)	Tax Fees (4)	All Other Fees (5)
2022	$491,752	Nil	Nil	Nil
2023	$412,422	Nil	Nil	Nil

Notes:

(1)	The aggregate audit fees in respect of the financial year, of which $103,090 relate to IsoEnergy in 2022 (2023 - nil). IsoEnergy is a former subsidiary of the Company, and the Company remains a significant shareholder of IsoEnergy Ltd.
(2)	$106,456 of this amount in 2023 related to audit services performed in connection with securities filings (2022 - $121,965).
(3)	The aggregate fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.
(4)	The aggregate fees for professional services rendered for tax compliance, tax advice and tax planning.
(5)	The aggregate fees for products and services other than as set forth under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

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2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

CORPORATE GOVERNANCE

GOVERNANCE OVERVIEW	31
DISCLOSURE	31
About the Board	31
Director and Executive Shareholdings	32
Enterprise Risk Management	32
Cyber Security	33
Meeting Cadence and In Camera Sessions	33
Ethical Business Conduct	33
Director Independence	34
Diversity, Equity & Inclusion	34
Board Committees	36
Audit Committee	36
Compensation Committee	37
Nomination and Governance Committee	38
Sustainability Committee	38
Environmental, Social and Governance	39
Chair of the Board and CEO Position Descriptions and Director Responsibilities	40
Board Skills Matrix	40
Terms	41
Orientation and Continuing Education	42
Board Performance Assessments	42
Other Directorships	43
Attendance	44

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GOVERNANCE OVERVIEW

NexGen and the Board recognize the importance of strong corporate governance including the fundamental role played by directors to instill values, guide culture and drive performance to deliver alignment with Shareholder interests.

Best Practice Highlights
✓	All directors are elected annually
✓	Independent Chair
✓	100% independent Audit, Compensation and Nomination and Governance Committees
✓	No loans to any officers or directors
✓	Prohibit directors from engaging in hedging or derivative trading in NexGen securities
✓	Board Approved Code of Ethics and annual sign off
✓	Board oversight of the corporate strategy and annual operating plan
✓	Board oversight of Enterprise Risk Management including cyber security and global insurance program
✓	Board oversight of Environmental, Social and Governance matters
✓	Annual evaluation of Board members, Board operations and Board Committees
✓	Recently updated charters for all Board committees
✓	In camera sessions held at the end of each Board meeting

DISCLOSURE

The Disclosure Instrument requires that the Company annually disclose its corporate governance practices with reference to a series of corporate governance practices outlined in National Policy 58-201 - Corporate Governance Guidelines (the “Guidelines”).

The following is a discussion of each of the Company’s corporate governance practices for which disclosure is required by the Disclosure Instrument. Unless otherwise indicated, the Board believes that its corporate governance practices are consistent with those recommended by the Guidelines. The Board has established a Board Mandate set out in Schedule A and has adopted Company Corporate Governance Guidelines which are available on the Company’s website at www.nexgenenergy.ca.

About the Board

The Board is responsible for the overall stewardship of the Company on behalf of the Shareholders.

A fundamental objective of the Board is to enhance and preserve long-term value to the Company, to confirm that NexGen meets its obligations on an ongoing basis and that NexGen operates in a reliable and safe manner.

The Board has responsibility for managing its own affairs, including constituting committees of the Board and determining director compensation. The Board oversees the systems of corporate governance, financial reporting and controls to satisfy itself the Company reports adequate and fair financial information to Shareholders, engaging in ethical and legal conduct.

The Board discharges this responsibility directly and through delegation of selected and specific responsibilities to committees of the Board as described in the Board Mandate set out in Schedule A and the Company’s Corporate Governance Guidelines which can be found on the Company’s website, www.nexgenenergy.ca.

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The Board currently has four committees:

•	Audit Committee
•	Compensation Committee
•	Nomination and Governance Committee
•	Sustainability Committee

Each committee acts on matters that fall within their area of focus, on matters that may overlap between committees and ultimately may involve the Board as a whole. Charters have been developed for each committee and additional information on the objectives and responsibilities is detailed on pages 36-39.

The Board engages management with respect to strategic direction, long range planning, financial plans and strategies, corporate opportunities and the identification of risks.

In August of 2023, the Board adjusted the composition of certain committees. Periodic rotation of committee members allows for fresh perspectives, while utilizing individual director’s particular skills and experience and balancing the need for continuity.

Director and Executive Shareholdings

The directors and executive officers of NexGen, as a group, beneficially own, directly or indirectly, or exercise control or direction over 28,992,513 shares, representing approximately 5.4% of the total number of Shares outstanding before giving effect to the exercise of options to purchase shares held by such directors and executive officers.

Enterprise Risk Management

NexGen’s Board Mandate explicitly recognizes that the Board’s responsibility is to understand the primary risks of the Company’s business, which include health and safety, strategic, financial, operational, environmental, human resources, information systems and cyber security, permitting and licensing, and Environmental Social and Governance (“ESG”) risks. In addition, it requires NexGen’s Board to confirm that there are enterprise risk management (“ERM”) systems in place to effectively and proactively monitor and manage those risks with a view to the long-term optimization of NexGen.

NexGen management is responsible for predictively identifying, evaluating, managing and mitigating NexGen’s exposure to risk. It is the Board’s responsibility to assess key risks facing NexGen and to review management’s strategies for risk mitigation.

NexGen’s Board committees assist the Board in fulfilling its oversight responsibilities in certain areas of risk. The Company’s Audit Committee (the “Audit Committee”), in its capacity as a committee of the Board, is directly responsible for overseeing the risk identification, assessment and management program of the Company, and must, at least annually, review the Company’s ERM and evaluation process and discuss the ERM and steps management has taken to monitor and control such exposures. The Nomination and Governance Committee has the responsibility to review the risk oversight functions that are in place at the Board and committee level, including reviewing the applicable Board committee charters to confirm that such risk oversight is appropriately allocated amongst the various committees.

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Cyber Security

The protection and integrity of the Company’s data and information systems is paramount. As company information systems face an increased risk of cybercrime in addition to unauthorized access, malware, acts of vandalism, and acts of terrorism, NexGen is keenly aware of these risks and has proactively enhanced its cybersecurity capabilities in line with the National Institute of Standards and Technology’s Cybersecurity Framework to better prevent, detect, and respond to cyber incidents, and reduce potential risk and impact on the organization.

The information systems assets encompass all components of information systems, including network infrastructure and associated hardware and software, and the information stored thereon. In 2023, NexGen undertook initiatives to further reduce cyber risk with the goal of maturing the Company's cybersecurity posture by performing an in-depth cyber-risk assessment on our information systems and threat intelligence capabilities. Among other things, the Company utilized third-party service providers to conduct a penetration audit and phishing testing during the year.

Security awareness and training are amongst the core components of the cybersecurity program. A culture where staff understand the risks related to cybersecurity and are engaged is critical to their role in mitigating those risks.  Annual training for all employees is mandatory, and includes physical and remote access controls and requirements, authentication requirements such as password management, email and internet threat management.  NexGen utilizes the services of a third-party managed service provider to review and report unusual or suspicious activity on our network and employ several third-party threat detection and prevention solutions.

The Audit Committee is responsible for the broad oversight of mitigation initiatives. Related matters within its mandate are reported to the Audit Committee, with cyber security matters reviewed at least annually. To date the Company has not experienced any known breaches or direct losses relating to cyberattacks. One of the most important things the company can do to prevent information security breaches is to ensure its people understand the importance of protecting its data and systems. The Company has an Information Technology General Use and Cybersecurity Policy for its employees, for which it seeks annual review and affirmation of compliance, with procedures and practices in place designed to protect our information technology infrastructure.

The senior management team and all personnel are collectively responsible to ensure protection mechanisms are being utilized and followed to prevent unauthorized access to our information systems. Each user of NexGen’s information systems is responsible for abiding with the controls and guidelines that the Company establishes, and for reporting any potential information security incidents of which they are aware.

Meeting Cadence and In Camera Sessions

The Board and management regularly discuss strategies at quarterly Board meetings and as needed throughout the year. To facilitate open and candid meetings among the non-management directors of the Board, in-camera sessions of the non-management directors are scheduled for the conclusion of each meeting of the Board and occurred at every meeting as per the Company’s Corporate Governance Guidelines. Additional meetings for the non-management directors are held as considered necessary. Moreover, the non-management directors have the opportunity to hold discussions in the absence of management through their participation in the Audit Committee, Compensation Committee, and Nomination and Governance Committee, which are comprised solely of non-management directors.

Ethical Business Conduct

As part of its responsibility for the stewardship of the Company, the Board seeks to foster a culture of ethical conduct by requiring the Company to carry out its business in accordance with high business and moral standards and applicable legal and financial requirements. The Board has formalized this in its Code of Business Ethics (the “Code”). A copy of the Code is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.nexgenenergy.ca.

The Company’s Corporate Secretary is responsible for communicating the Code to directors, officers, and employees. Compliance with the Code is maintained primarily through the reporting process within the Company’s organizational structure. The Audit Committee monitors overall compliance with the Code and the Chief Financial Officer reports any alleged breaches of the Code to the Audit Committee. The Company’s Chief Financial Officer and the Audit Committee Chair then report to the Board at regular quarterly meetings of the Board on any issues or concerns that have been raised.

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In addition, the Company has a “whistleblower” policy (the “Whistleblower Policy”) so that any employee of the Company or its subsidiaries may submit confidential or anonymous concerns regarding questionable business practices without fear of dismissal or retaliation of any kind. The Whistleblower Policy allows employees to direct their concerns to the Chair of the Audit Committee.

Certain members of the Board are directors or officers of, or have significant shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting such participation. Where such a conflict of interest involves a particular Board member (i.e., where a Board member has an interest in a material contract or material transaction involving the Company), such Board member will be required to disclose his or her interest to the Board and refrain from voting at any Board meeting of the Company which considers such contract or transaction, in accordance with applicable law.

In rare circumstances, if deemed appropriate, the Company may establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

Director Independence

For the purposes of the Disclosure Instrument, a director is independent if he or she has no direct or indirect material relationship with the Company. A “material relationship” is one which could, in the view of the Board, reasonably be expected to interfere with his or her ability to exercise independent judgment. Certain specified relationships will, in all circumstances, be considered, for the purposes of the Disclosure Instrument, to be material relationships.

The Board has determined that, assuming all nominees are elected as directors at the Meeting, in accordance with the standards of the NYSE and the Disclosure Instrument, the Board consists of, and will continue to consist of ten individuals, eight (80%) of whom are independent. Accordingly, a majority of the Board is independent.

The current independent directors are Warren Gilman, Karri Howlett, Christopher McFadden, Richard Patricio, Trevor Thiele, Sybil Veenman, Don J. Roberts, and Ivan Mullany. Mr. Roberts will not be standing for re-election at the Meeting. In the event that Ms. Pierce is elected to the Board at the Meeting, she is expected to be an independent director.

Mr. McFadden has been appointed as the Chair of the Board and is responsible for, among other things, providing leadership to ensure that the Board functions independently of management and overseeing the governance obligations of the Board and its committees generally, as more fully described in the section of this Circular entitled “Chair of the Board and CEO Position Descriptions and Director Responsibilities.”

Messrs. Curyer and Wall are not independent for the purposes of the NYSE or the Disclosure Instrument. Mr. Curyer is the Company’s President and Chief Executive Officer, and Mr. Wall’s consulting company, Flying W Consulting, is engaged to provide advice on key corporate matters for the Company.

In accordance with the Company’s Corporate Governance Guidelines, all members of the Audit, Compensation, Nomination and Governance Committees of the Board are independent directors.

Diversity, Equity & Inclusion

The Company is focused on Diversity, Equity and Inclusion (“DEI”) strategies that maintain a welcoming organizational culture, positive conditions for engagement, innovation, and high productivity that can be seen at every level of the business and lead to enhanced shareholder value. In addition to NexGen’s workplace DEI commitments, the Company has a Diversity Policy that works in parallel with the Company’s DEI strategies. The Board has delegated to the Nomination and Governance Committee responsibility for overseeing and ensuring implementation of the Diversity Policy.

The Company seeks to recruit and select candidates for the Board and for management positions that represent business acumen, skills, experience, and incorporates diversity, including equitable and fair representation of people of different genders.

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In April 2018, the Board of Directors adopted a policy regarding the diversity of the directors and management of the Company. The Board recognizes the valuable contributions made to Board deliberations and management by people of different gender, geographical representation, education, experience, ethnicity, age and disability. The Board also acknowledges the benefit of diversity in the Company’s leadership positions and the need to maximize the effectiveness of the Board and management in their decision-making abilities. The Board focuses on hiring the best quality individuals for the position, while encouraging and incorporating diversity on the Board and in executive officer positions. The Nomination and Governance Committee is responsible for reviewing the Diversity Policy annually, updating it as required and reporting to the full Board.

The Board has determined after careful consideration that in light of the Company’s culture, commitment to diversity and stage of development, that at this time quotas or other formulaic recruiting approaches will not necessarily result in the identification or selection of suitable candidates with the required specialized skillsets. Accordingly, such an approach would not now be in the best interests of shareholders. Further, the results of NexGen’s organic and genuine approach to inclusion demonstrate that the Company’s culture and approach facilitate strong diversity naturally.

NexGen’s 2023 total employees by gender statistics were 66% male and 34% female, in comparison to the Canadian average of females in mining which measured 16%[1]. In addition, two Board members are female (increasing to three in the event of Ms. Pierce being successfully elected as a director of the Company at the Meeting), three females sit on the NexGen leadership team (representing 25%), and in 2023 the Company appointed a female member (Tracy Primeau, ICD.D) to the Company’s Special Advisory group. The Special Advisory Group is made up of senior leaders and professionals that bring a breadth of experience, diverse perspectives, thought leadership and guidance to the Company as it evolves to be a leading mining producing organization.

As part of an ongoing process of reviewing the composition of the Board, including any new or complementary skillsets, gender diversity is considered. The Board has nominated Susannah Pierce for election as a director of the Company at the Meeting. See “Election of Directors” in this Circular. In the event Ms. Pierce is elected as a director of the Company at the Meeting, the total number of women on the Board would increase to three representing 33% of the non-executive members of the Board. The Board regularly reviews its composition and when conducting a search for suitable candidates, will consider the level of diversity within the Board and senior leadership ranks in its search process and will instruct any recruiting firms retained by the Company to prioritize the search for qualified diverse candidates.

The Company initiates, funds, and facilitates career development across all aspects of mine development, investing in education, training, and certification for local and Indigenous youth.  NexGen is focused on optimizing benefits to all Indigenous peoples and stakeholders and will continue to prioritize hiring from the LPA.

In 2023, a total of 288 students engaged in various initiatives, of which 112 were female, representing 39% of the total students. Furthermore, at NexGen’s active field operation sites, 96% of the workforce comprises members of local communities within the Local Priority Area (LPA), of which residents are predominantly Indigenous.

The Company has a clear and demonstrated track record of diversity and in 2023 NexGen exceeded its committed aspirational target for 75% of the Project’s workforce being composed of residents from LPA communities. In addition, 82% of the Rook I site overall spend (which included construction, service, and supply contracts) was awarded to LPA-partnered or member-owned businesses, significantly exceeding the Company’s aspirational procurement target of 30%.

The Company will continue to review, assess, and develop ways to promote diversity, including gender diversity, within the Company and industry, ensuring equal opportunity for all to continue to advance and hold leadership roles in NexGen.

1Mining HR: 2023 Canadian Mining Workplace Profile

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Diversity, Equity Inclusion Commitments

The Company provides a diverse work environment in which all individuals are treated with dignity and respect and afforded equal opportunity to succeed.

Embrace Workforce Diversity	Treat all employees equally, regardless of, among other things, age, sex, gender identity and expression, race, national or ethnic origin, religion, language, political beliefs, marital and family status, sexual orientation, physical ability and all other protected grounds.
Value Diversity of Thought and Perspective	Leverage the diverse thinking, skills, experience and working styles of the Company’s employees and other stakeholders.
Respect Stakeholder Diversity	Sustain strong and collaborative relationships with diverse Shareholders, communities, employees, governments, suppliers, and other stakeholders

Board Committees

The Board currently has four committees:

(i) the Audit Committee;

(ii) the Compensation Committee;

(iii) the Nomination and Governance Committee; and

(iv) Sustainability Committee.

The Board has adopted a written charter for each of the committees all of which are available on the Company’s website https://www.nexgenenergy.ca/company/default.aspx#corporate-governance-link. From time to time, the Board may also appoint ad hoc committees to assist in specific matters. The Board delegates specific mandates to such ad hoc committees if and when they are established. The charters for all committees were reviewed and updated as appropriate in 2023 in connection with the Company’s up-listing to the NYSE.

In August of 2023, the Board adjusted the composition of certain committees. Periodic rotation of committee members allows for fresh perspectives, while utilizing individual director’s particular skills and experience, and balancing the need for continuity.

Audit Committee

The Audit Committee has oversight responsibilities with respect to the Company’s:

		Members	Independent	2023 Attendance
•	Financial statements and MD&A	Current Members
•	Internal controls	Trevor Thiele (Chair)	✓	2 of 2	100%
•	External auditors	Richard Patricio	✓	2 of 2	100%
•	Risk management including cyber security	Sybil Veenman	✓	2 of 2	100%
		Prior to August 2023
•	Compliance with legal and regulatory requirements	Trevor Thiele (Chair)	✓	1 of 2(1)	100%
•	Management information technology	Christopher McFadden	✓	2 of 2	100%
		Richard Patricio	✓	2 of 2	100%
		Warren Gilman	✓	2 of 2	100%
		(1) Mr. Thiele did not attend the Q2 Audit Committee meeting on August 8, 2023, due to unforeseen travel circumstances.

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The Chair of the Audit Committee is Trevor Thiele. Mr. Thiele has more than 30 years’ experience in senior finance roles in medium to large Australian listed companies and holds a Bachelor of Arts in Accountancy from the University of South Australia and is a member of Chartered Accountants Australia and New Zealand.

Under National Instrument 52-110 - Audit Committees (“NI 52-110”), companies are required to provide disclosure with respect to their Audit Committee, including the text of the Audit Committee’s charter, the composition of the Audit Committee and the fees paid to the external auditor. This information is provided in the Company’s annual information form dated March 6, 2024 (the “AIF”) under the heading “Audit Committee Disclosure” with respect to the financial year ended December 31, 2023.

The AIF is available for review by the public on the SEDAR+ website located at www.sedarplus.ca under the Company’s profile and may also be obtained free of charge by sending a written request to the Company at the Company’s head office located at Suite 3150, 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3.

The Audit Committee may retain external consultants and other advisers if it considers this appropriate to assist the Committee in fulfilling its duties.

Compensation Committee

The Compensation Committee is responsible for identifying and mitigating risks associated with the Company’s compensation policies and practices, particularly those that encourage or may encourage excessive risk-taking by executive officers. These responsibilities include oversight over the Company’s:

		Members	Independent	2023 Attendance
•	Compensation policies and guidelines	Current Members
•	Executive compensation	Richard Patricio (Chair)	✓	1 of 1	100%
•	Succession management	Don Roberts	✓	1 of 1	100%
•	Performance evaluations and Board self-assessments	Ivan Mullany	✓	1 of 1	100%
		Prior to August 2023
		Richard Patricio (Chair)	✓	1 of 1	100%
		Trevor Thiele	✓	1 of 1	100%
		Sybil Veenman	✓	1 of 1	100%

The Chair of the Compensation Committee is Richard Patricio. Mr. Patricio has built a number of mining companies with global operations and has experience as a senior officer and director in several companies listed on a number of stock exchanges. Mr. Patricio received his law degree from Osgoode Hall Law School and is a member of the Law Society of Ontario.

The Compensation Committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still allowing the Compensation Committee to be responsive to market conditions. The Compensation Committee makes recommendations to the full Board, ensuring alignment.

Further details regarding the responsibilities, powers and operation of the Compensation Committee are found within the Compensation Discussion and Analysis, on page 45 of this Circular.

The Compensation Committee may retain external consultants and other advisers if it considers this appropriate to assist the Committee in fulfilling its duties.

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Nomination and Governance Committee

The Nomination and Governance Committee has oversight responsibilities with respect to:

•	Designing the criteria for Board	Members	Independent	2023 Attendance
	membership	Current Members
•	Assigning Board members to Board	Richard Patricio (Chair)	✓	1 of 1	100%
	committees	Warren Gilman	✓	1 of 1	100%
•	Assessing the competencies and skills of existing directors and committees	Karri Howlett	✓	1 of 1	100%
		Prior to August 2023
•	Determining if new directors with additional	Richard Patricio (Chair)	✓	1 of 1	100%
	skills or experience are needed	Sybil Veenman	✓	1 of 1	100%
•	Continuing director education and	Trevor Thiele	✓	1 of 1	100%
	director succession

The Chair of the Nomination and Governance Committee is Richard Patricio. Mr. Patricio has built a number of mining companies with global operations and has experience as a senior officer and director in several companies listed on a number of stock exchanges. Mr. Patricio received his law degree from Osgoode Hall Law School and is a member of the Law Society of Ontario.

The Nomination and Government performs an annual assessment designed to ensure that the Board is comprised of directors with the necessary skills and experience to facilitate effective decision-making, directed toward superior shareholder value creation. The Nomination and Governance Committee may retain external consultants or advisors if it considers this appropriate to assist the Committee in fulfilling its duties.

Sustainability Committee

Sustainability issues are of particular importance to the Board due to the nature of the Company’s business. Accordingly, the Sustainability Committee is composed of (5) five directors to provide oversight with respect to:

		Members	Independent	2023 Attendance
•	Environmental policies and practices	Current Members
•	Corporate social responsibility	Karri Howlett (Chair)	✓	1 of 1	100%
•	Health and safety	Sybil Veenman	✓	1 of 1	100%
•	Compliance with applicable laws,	Ivan Mullany	✓	1 of 1	100%
	legislation, industry standards, and	Brad Wall	x	1 of 1	100%
	Company objectives as they relate to the above areas	Leigh Curyer	x	1 of 1	100%
		Prior to August 2023
		Karri Howlett (Chair)	✓	1 of 1	100%
		Christopher McFadden	✓	1 of 1	100%
		Warren Gilman	✓	1 of 1	100%
		Brad Wall	x	1 of 1	100%
		Leigh Curyer	x	1 of 1	100%

The Chair of the Sustainability Committee is Karri Howlett. Ms. Howlett recently served on the Board of SaskPower (as Chair of the Safety, Environment and Social Responsibility Committee) from February 2013 to May 2021. In addition, she has more than 20 years of experience in risk analysis, corporate strategy, mergers and acquisitions and financial due diligence, Ms. Howlett holds a Bachelor of Commerce (with honors) in Finance from the University of Saskatchewan and has earned the Chartered Financial Analyst (CFA) designation and the Chartered Director designation.

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The Sustainability Committee ensures that the principal risk and opportunities related to environmental, corporate social responsibility, and health and safety have been identified and that sufficient resources are allocated by management to address them. The Sustainability Committee may retain external consultants and other advisers if it considers this appropriate to assist the Committee in fulfilling its duties.

Environmental, Social and Governance

Since its inception in 2011, sustainability considerations have been embedded in all of NexGen’s business and operational decisions. Upon recommendation of the Sustainability Committee, the Board has adopted a Sustainability Policy to formalize this approach. With sustainability being vital to the short and long-term success of the Company, NexGen will release its 2023 Sustainability Report in May 2024 in accordance with the Global Reporting Initiative (“GRI”) Standards. The report highlights specific programs, initiatives, and organizational frameworks that NexGen created or expanded upon to deliver as much positivity as possible and demonstrates NexGen’s seamless integration of sustainability across all areas of people and project development, execution and operations, and long-term strategic planning.

Furthermore, NexGen is aligning with the recommendations of the Task Force on Climate-Related Financial Disclosures (“TCFD”), including the IFRS Sustainability Disclosure Standards to build on transparency for stakeholders, and establish a framework to identify and understand the risks and opportunities that could arise from climate change and assess their potential impacts on the Company.

An analysis has been performed comparing NexGen’s current disclosures with the recommendations of the TCFD, and a multi-year roadmap has been created to ensure alignment with the Standards and that progress is monitored throughout the coming years. NexGen will prepare reports annually with reference to the GRI Standards, building on its disclosure and transparency, and reflecting the appropriate stage of the Company’s development.

Additionally, the Company will continue to monitor the Environment, Social and Governance (“ESG”) disclosures in the jurisdictions where the Company operates, including the IFRS Sustainability Disclosure Standards, and adjust the disclosures as needed.

Material sustainability topics for reporting were determined through a review of NexGen’s Indigenous and stakeholder mapping and engagement, the GRI Mining and Metals sector disclosures (2021), as well as various company filings and internal reports. The five most material topics were validated by NexGen’s executive officers, and the Sustainability Committee. As NexGen remained in the engineering and permitting phase of development during 2023, there were no changes in Material Topics compared to the prior reporting period.

Material Sustainability Topics
Environmental Stewardship	Responsible management of land, water and air resources through and beyond all phases of the Rook I Project lifecycle (construction, operations, closure and post-closure).
Health & Safety	Achieve zero harm across the organization, protecting the health, safety and well-being of employees, contractors and communities by ensuring a safe and healthy workplace.
Reclamation & Continuing Land Use	Responsible and progressive reclamation of the Rook I Project site, facilitating ongoing use of the land post-decommissioning.
Regulatory Compliance	Legal and ethical execution in compliance with applicable statutes and regulations through all phases of the Rook I Project lifecycle.
Strong Community & Indigenous Relations	Development of meaningful community programs that focus on youth, and are centered around culture, education, health and wellness, and economic capacity building.

A copy of the Company’s latest Sustainability Report and Sustainability Policy are available on the Company’s website at www.nexgenenergy.ca.

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Chair of the Board and CEO Position Descriptions and Director Responsibilities

The Board has written position descriptions for the roles of the Chair and CEO. The Chair of the Board’s role is set out in the Board Mandate and is responsible for the management, development and effective performance of the Board, ensuring the Board fulfils its duties as required by law and as set forth in the Mandate. The Chair ensures the focus of the Board’s attention is on strategically important issues; sets agendas; facilitates open dialogue between the directors and with management; ensures a transparent and objective process for reviews and evaluations; and liaises with and provides direction to the Board Secretary on matters affecting the work of the Board.

Each director on the Board is responsible for contributing consistently and meaningfully, acting honestly and in good faith in the best interests of the Company. Each director on the Board must exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances.

The CEO is responsible for leading the Company in meeting its short-term operational and long-term strategic goals and reports to the Board on a regular and transparent basis concerning the Company’s advancement of its goals, strategies and objectives.

Each director and officer of NexGen must demonstrate the Company values and commit to the success of the organization.

Although the Board has developed written mandates for each of the Board committees, the Board has not yet developed written position descriptions for the chairs of each Board committee. The written mandate of each committee, however, delineates the role and responsibilities of each committee chair.

Board Skills Matrix

The Board Skills Matrix sets out the appropriate combination of acumen, skills and experience that has been identified and considered necessary for effective stewardship for the Company through the Nomination and Governance Committee’s annual evaluation process. The Board Skills Matrix is applied to assess Board composition, ongoing development and in identifying and recruiting new directors in the future. The Board Skills Matrix reflects how certain of those skills, experience, and other characteristics are currently represented on the Board, and how they will be represented should Ms. Pierce be elected as a director at the Meeting.

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	AGE			TENURE			TYPES OF SKILLS
Directors	46-54	55-59	60-72	0-2 years of service	3-7 years of service	8-15 years of service	Strategy + Leadership	Mining Industry Experience	Uranium/Nuclear	Government Relations	Compensation & Human Resources	Accounting/Financial Reporting	Environment, Health and Safety and Sustainability	Legal	International Business	M&A and Capital Markets	Board Service/Governance
Curyer	✓					✓	✓	✓	✓	✓		✓	✓		✓	✓	✓
McFadden		✓				✓	✓	✓	✓			✓		✓	✓	✓	✓
Patricio	✓					✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓
Thiele			✓			✓	✓				✓	✓	✓		✓	✓	✓
Gilman			✓		✓		✓	✓				✓			✓	✓	✓
Veenman			✓		✓		✓	✓			✓		✓	✓	✓	✓	✓
Howlett	✓				✓		✓	✓		✓		✓	✓			✓	✓
Wall		✓			✓		✓			✓			✓	✓			✓
Mullany			✓	✓			✓	✓		✓			✓		✓		✓
Pierce (proposed director)	✓			✓			✓			✓			✓		✓	✓	✓

Terms

The Nomination and Governance Committee identifies candidates for nomination to the Board that possess the skills and greatest ability to strengthen the Board. The Nomination and Governance Committee has a rigorous process, annually reviewing the composition of the Board, including the age and tenure of individual directors. The Board strives to achieve a balance between depth of experience and the need for renewal and new perspectives evident by the fact Don Roberts and Ivan Mullany were appointed to the Board over the past 2 years. Mr. Roberts, formerly a nominee of CEF to the Board will not be standing for re-election at the Meeting, and the Board has nominated Susannah Pierce for election as a director of the Company at the Meeting. See “Election of Directors” in this Circular.

The Nomination and Governance Committee has determined that the Board is highly effective and well composed and that no appreciable benefit would be derived from the introduction of term or retirement age limits at this time. The average tenure of independent directors is 6.5 years vs the S&P Composite which is 7.1 years.

The below chart demonstrates Board Renewal over the last six years:

Year Appointed	Director
2018	Sybil Veenman and Karri Howlett
2019	Brad Wall
2022	Don J. Roberts(1)
2023	Ivan Mullany

Notes:

(1)	Mr. Roberts will not be standing for re-election at the Meeting. The Board has nominated Susannah Pierce for election as a director of the Company at the Meeting.

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Orientation and Continuing Education

Given the current size of the Company and its stage of development, and as each new director will have a different skill set and professional background, specific orientation and training activities are tailored to the particular needs and experience of each director and consist primarily of meetings with members of the executive management team.

The Board provides continuing education for directors on an ad hoc basis in respect of issues that are appropriate for them to meet their obligations as directors. All the directors are actively involved in their respective areas of expertise and have full access to management. Directors are periodically provided with the opportunity to visit the Company’s properties to become familiar with the Company’s operations. Presentations by management and the Company’s advisors are also organized, as needed, to provide ongoing director education.

Board Performance Assessments

The Nomination and Governance Committee annually manages a formal process for assessing the effectiveness of the Board as a whole, its committees and its individual directors. As part of this process, each director completes a detailed questionnaire based on both quantitative and qualitative ratings of their and the Board’s performance in seven key areas, including the effectiveness and contribution of fellow directors, and allows for directors to provide subjective comments in each of those areas.

The Nomination and Governance Committee reviews the results of the Board assessment and makes a final report to the Board with any recommendations. Any action plans as a result of the review are followed-up and monitored by the Nomination and Governance Committee.

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A key action from the Board evaluation process in 2023 was the rotation of membership of the different committees. In August, the new committee membership was approved as per below:

Committee	New Members effective August 2023
Audit Committee	Trevor Thiele - Chair Richard Patricio Sybil Veenman (new)
Nomination and Governance Committee	Richard Patricio - Chair Karri Howlett (new) Warren Gilman (new)
Compensation Committee(1)	Richard Patricio - Chair Ivan Mullany (new)
Sustainability Committee	Karri Howlett - Chair Sybil Veenman (new) Ivan Mullany (new) Leigh Curyer (non-independent) Brad Wall (non-independent)

Notes:

(1)	Mr. Roberts, who is currently a new member of the Compensation Committee, will not be standing for re-election at the Meeting.

Other Directorships

Currently, the following directors proposed for re-election at the Meeting serve as directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Leigh Curyer	IsoEnergy Ltd. (1)
Christopher McFadden	IsoEnergy Ltd. (1) Engenco Ltd.
Richard Patricio	IsoEnergy Ltd. (1) Toro Energy Limited
Warren Gilman	Gold Royalty Corp. Queens Road Capital Investment Ltd.
Sybil Veenman	Royal Gold Inc. Major Drilling Group International Inc.
Karri Howlett	Gold Royalty Corp. March Consulting Associates Inc.
Brad Wall	Whitecap Resources Inc. Maxim Power Corp. Helium Evolution Incorporated
Notes:
(1)	Messrs. Curyer, McFadden, and Patricio serve as directors of IsoEnergy Ltd., a TSX Venture Exchange listed company of which NexGen is the largest shareholder, with beneficial ownership of approximately 32.8% of IsoEnergy’s outstanding common shares.

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Messrs. Patricio and Gilman each hold senior executive roles with strategic investors in NexGen. Mr. Patricio, as President and CEO of Mega Uranium Ltd., a NexGen shareholder, serves as a Mega Uranium representative on the board of directors of Toro Energy Ltd. in addition to IsoEnergy Ltd., each being an investee company of Mega Uranium. Mr. Gilman is Chairman and CEO of Queen’s Road Capital Investment Ltd., a shareholder and holder of convertible debentures in NexGen.

Attendance

The Board schedules regular meetings of the Board and its committees with perfect attendance by directors (with the exception of one director at one Board meeting due to unforeseen circumstances). In addition to quarterly Board meetings noted below, members of the Board also informally met twice in 2023 specifically to discuss the strategic direction of the Company.

Director	Board Meetings Attended
Leigh Curyer	4 of 4
Christopher McFadden	4 of 4
Richard Patricio	4 of 4
Trevor Thiele (1)	3 of 4
Warren Gilman	4 of 4
Sybil Veenman	4 of 4
Karri Howlett	4 of 4
Brad Wall	4 of 4
Don J. Roberts	4 of 4
Ivan Mullany	4 of 4
Note:
(1)	Mr. Thiele did not attend the Q2 Board meeting on August 8, 2023, due to unforeseen travel circumstances.

The Board and its committees held the following number of meetings in the financial year ended December 31, 2023. In addition, the Board participated in two strategic sessions in March and November.

Year Ended December 31, 2023
Board	4
Audit Committee	4
Compensation Committee	2 (1)
Nomination and Governance Committee	2 (1)
Sustainability Committee	2

Note:

(1)	Each of the Nomination and Governance Committee and the Compensation Committee held several informal meetings throughout the year.

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COMPENSATION DISCUSSION AND
ANALYSIS

COMPENSATION AT A GLANCE	48
INTRODUCTION	48
COMPANY OVERVIEW	49
THE COMPANY’S STRATEGIC FOCUS	50
The Company’s Stock Price Has Outperformed Its Peers Since Inception	50
The Company Demonstrates Efficient Use of Capital	52
COMPENSATION GOVERNANCE	54
The Role of the Compensation Committee	54
Composition of the Compensation Committee	55
Executive Compensation Decision Making Process	55
Compensation Risk Management	56
Anti-Hedging	56
Clawback Policy	57
Equity Ownership Guidelines	57
Succession Management	57
Executive Compensation Philosophy	58
Executive Compensation Objectives	58
Executive Compensation Peer Group and Benchmarking	58
Independent Compensation Consultant	59
ELEMENTS OF EXECUTIVE COMPENSATION	60
Base Salaries	61
Short-Term Incentive Awards	61
Long-Term Incentive Awards	61
2023 NEXGEN PERFOMANCE SCORECARD	62
Market Performance Overview	62
2023 Company Objectives and Achievements	63
CEO Performance	64
2023 Assessment of Objectives	64
CEO COMPENSATION SUMMARY	65
Total Market Capitalization Return vs. Named Executive Pay	65
2023 Compensation Mix	66
CEO Stock Option Overview	66
CEO Share Ownership and Holdings	68
Summary Compensation Table	69
Incentive Plan Awards	70
Termination and Change of Control Benefits	71
Director Compensation	72
Incentive Plan Awards	74
Securities Authorized for Issuance Under Equity Compensation Plans	76
Stock Option History	77

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Message from the compensation committee CHAIR richard patricio

Dear Shareholders,

On behalf of the Board and the Compensation Committee, I am pleased to introduce the Compensation Discussion and Analysis (“CD&A”). The Board and the Compensation Committee understand the importance of their oversight and responsibility with respect to the Compensation approach at NexGen.

Company’s Compensation Approach

NexGen’s compensation practices are based on a pay-for-performance philosophy that rewards high performance that aligns with stakeholders’ interests. The compensation program is specifically designed with the right mix of components to attract, incentivize and retain employees to develop and execute on NexGen’s strategic plan and drive long-term, sustainable shareholder value in accordance with the Company’s stage of development. A large portion of the executives’ compensation is ‘at risk’, which drives the highest levels of ownership and accountability and enables the team to remain lean given the amount each individual is actually responsible for. So that NexGen can continue to set elite standards, it must attract top talent that is transparent in approach, resilient and highly accountable. Our executive compensation program is designed to attract the right individuals for our culture at each stage of development and has been a key factor in the Company’s continued long term and unrivalled success.

NexGen’s industry-leading stock price performance and Total Shareholder Return (“TSR”) since inception as a publicly traded company demonstrate the success of the program.

2023 Compensation Focus:

As NexGen continues its progress in becoming an operating, revenue producing mining company, the Compensation Committee charged Mercer, its independent compensation consultant, in 2023 to conduct an extensive review of the entire compensation program and to develop a comprehensive roadmap aligned with the Company's evolving needs. The focus was to align executive compensation with each stage of development, manage executive compensation risk and support the attraction of critical employees needed to support our successful evolution through construction and into an operating company. As described below, this process required the members of the Compensation Committee to spend extensive amounts of time in formal and informal meetings, as well as interviews and consultations with Mercer to ensure the Company reached the right results.

Mercer met with key stakeholders from the Board which consisted of members from the Compensation Committee and the Board Chair. A disciplined approach was taken by Mercer and the Compensation Committee to assess and determine the appropriate compensation peer group for NexGen at its current state of development. Upon determination of the peer group, Mercer completed a deep analysis with respect to director and executive compensation.

This roadmap takes into consideration three key stages in NexGen's transformation: 1) permitting, which is reflective of NexGen’s existing compensation framework, 2) construction, where compensation programs will shift appropriately towards the third and final stage, and 3) operational, where compensation programs will be tailored to reflect the Company as a fully operational mining company.

Pending receipt of Mercer’s final recommendations on the overall compensation program, the Board is expected to adopt the 2024 LTI Plan to provide the Company with flexibility to grant various types of awards and to align the interests of participants with the interests of Shareholders, while allowing NexGen to remain competitive in the marketplace.

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Say on Pay

The Board and the Compensation Committee understands the importance of Say on Pay and extensive consideration was given to a vote regarding executive compensation (“Say on Pay”). However, the Board and its advisors view Say on Pay at this stage as not appropriate given the Company is in the development stage and after extensive consideration has developed a committed philosophy of attracting the very best candidates to ensure the success of the Rook I Project, on which NexGen’s business depends. Nevertheless, the Compensation Committee and the Board are laser focused on continuing to deliver industry leading shareholder value. The Compensation Committee and the Board will continue to review the adoption of Say on Pay as NexGen evolves.

2023 Company Performance:

The Company achieved a number of critical objectives in 2023, including the historic milestone of obtaining 100% local Indigenous support, a significant and rare achievement for companies in the global resource sector. Equally as precedent setting, NexGen received Provincial Environmental Assessment approval for its 100% owned Rook I Project, making it the first company in more than 20 years to receive such approval for a greenfield uranium project in Saskatchewan. The Company’s share price increased by 55% outperforming the S&P/TSX Global Mining Index, S&P/TSX Composite Total Return Index, and the Global X Uranium ETF.  This unprecedent performance demonstrates that the Company has the right compensation plan in place to incentivize the right team to deliver exceptional value.

In summary, the Board, the Compensation Committee, and management are committed to delivering long-term value for our shareholders. We believe the design of our current and future programs provide the ability to motivate, reward and retain high performing executives to create and deliver value. The roadmap developed with Mercer will provide the flexibility required to support NexGen through the different stages of development for long-term success and we will continually look at improving this as the Company evolves at different stages.

Richard Patricio

Chair of the Compensation Committee

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COMPENSATION AT A GLANCE

NexGen upholds the best practices that drive company-wide excellence in order to deliver superior, sustainable shareholder value by incentivizing achievement of both short-term operational goals and long-term strategic goals.

Best Practice Highlights
✓	Pay for performance
✓	Engage an independent compensation advisor
✓	Benchmark executive compensation program against an appropriate peer group
✓	94% of CEO compensation and 86% of other Executives (as defined below) compensation is at risk
✓	Have maximum payout cap on short-term incentive program
✓	Have a Clawback Policy, an Anti-Hedging Policy and an Insider Trading Policy
✓	The Board may exercise discretion when considering compensation decisions to reduce or increase the size of any award or payout to reflect extraordinary events, prevailing circumstances or market conditions

NexGen does not
✓	Guarantee annual base salary increases or incentive compensation including stock options or other equity incentives
✓	Reprice stock options
✓	Offer excessive perquisites
✓	Offer loans to directors or officers

INTRODUCTION

This section provides information on the executive compensation program for 2023. In August 2023, Benjamin Salter (previously Vice President, Finance) was appointed to the role of Chief Financial Officer.

NexGen’s Named Executive Officers in 2023, as defined in Form 51-102F6 - Statement of Executive Compensation were as follows:

• Leigh Curyer	President and Chief Executive Officer (President and CEO)
• Travis McPherson	Chief Commercial Officer
• Monica Kras	Vice President, Corporate Development
• Luke Moger	Vice President, Environment, Permitting & Licensing
• Benjamin Salter	Chief Financial Officer
• Harpreet Dhaliwal	Chief Financial Officer (former)

The Named Executive Officers are referred to as “Executives” in the Circular.

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COMPANY OVERVIEW

NexGen Energy Ltd. Is a Canadian-based company founded in 2011 to acquire, discover and develop the world’s next major uranium project in Saskatchewan’s Athabasca Basin. Today NexGen is a well-funded development-stage company, focused on advancing the Arrow Deposit with average annual production of ~29 million pounds over the first five years, beginning at the commencement of commercial production. The Company is delivering on its objective of becoming a world-leading clean energy supplier. Guided by the values of honesty, accountability, resilience and respect, NexGen is advancing its organizational and project objectives with a commitment to elite standards in every aspect of mine development for long-term economic, environmental and social success.

NexGen is dedicated to developing the Rook I Project in an optimal manner incorporating high levels of environmental stewardship, social advancement, and sustainable economic benefits for all stakeholders. In November 2023, the Company received Provincial Environmental Assessment approval for the Rook I Project, the first company in 20 years to receive this approval for a uranium project in Saskatchewan.

The Company believes future operations will be profitable as a result of a combination of factors, notably (1) the scale, (2) the ability to mine using conventional methods, (3) the planned contracting strategy of 100% leverage to uranium prices, (4) the approach and partnership with local indigenous relations, and (5) the location in a tier-1 jurisdiction positioning the Company as a future supplier of choice:

•	The Rook I Project is expected to deliver average annual production for the first five years of approximately 29 million pounds.
•	The geological setting of the Rook I Project and the deposit’s high grade allows NexGen to utilize a cost-effective bulk mining method.
•	The expected scale and position allow the Company to approach contracting differently, intending to term contract future production without floors or ceilings.
•	In June 2023, NexGen signed the fourth and final impact benefit agreement with Metis Nation - Saskatchewan and Métis Nation - Saskatchewan Northern Region 2 providing the full support of our local indigenous partners.
•	The Company sets and maintains elite standards in all of its planning and execution, translating into a culture of constant evolution and continuous improvement.
•	Recent geopolitical events and operational disruptions have highlighted the strategic value of new sources of uranium supply from tier 1, politically stable jurisdictions.

NexGen’s dynamic and diverse team of experienced uranium and industry professionals brings together a world of leading-edge expertise across the entire mining life cycle, all backed by a global base of long-term capital. The Company is listed on the Toronto Stock Exchange (“TSX”) and the NYSE under the ticker symbol NXE, and on the Australian Stock Exchange under the ticker symbol (“NXG”), and are headquartered in Vancouver, British Columbia, with an Operations Office in Saskatoon, and an office in La Loche, Saskatchewan.

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THE COMPANY’S STRATEGIC FOCUS

The Company’s objective is to increase shareholder value through the optimized delivery of the Rook I Project, laying the foundation for a globally significant mining company. NexGen’s key strategies to achieve this objective are described below:

Obtaining Federal Environmental Assessment approval and license to construct, building upon receipt of the Provincial Environmental Assessment approval in November 2023.

•	On November 9th, 2023, the Company received Provincial environmental assessment approval for the Rook I Project.
•	First Company in 20 years to receive this approval for a uranium project in Saskatchewan.

Growing the Company’s reserves through exploration.

•	NexGen is well-funded to accelerate the understanding of the regional potential of our total mineral claim position of 192,734 hectares in the southwest Athabasca Basin, Saskatchewan.
•	The 2023 exploration program applied high-resolution geophysical surveys across all properties and more than 22,000 meters of drilling that yielded a more comprehensive understanding of the geology in our prospective targets.
•	2024 activities focused on a 30,000-meter exploration drill program that will test priority targets identified from the 2023 exploration campaign.
•	Discovery of new intense mineralization in March 2024 on the 100% owned SW2 property, approximately 3.5 kilometers from the Arrow deposit.

Continuing to de-risk the Company’s path to production.

•	NexGen is well funded to continue to de-risk our path to production at the Rook I Project.
•	Site confirmation program completed which included a 200-person accommodation camp, geotechnical drilling at the production and exhaust shaft and earthworks.
•	Finalizing FEED and advancing detailed engineering.

Advancing discussions with lenders and customers to optimize the Company’s construction funding.

•	Indications of interest in excess of US$1 billion.
•	NexGen is utilizing a volume-based contracting approach with significant interest received to date.
•	NexGen’s approach will provide customers with reliable, flexible supply with the added knowledge that it has been sourced in an elite ESG manner.

The Company’s Stock Price Has Outperformed Its Peers Since Inception

Since the Company’s initial listing on the TSX Venture Exchange in 2013, NexGen’s share price has outperformed the S&P/TSX Global Mining Index, S&P/TSX Composite Total Return Index, and the Global X Uranium ETF. The Company has also outperformed each index on a one-year, three-year, five-year and seven-year basis. This exceptional share-price performance demonstrates the effectiveness of the compensation program instituted and overseen by the Compensation Committee and the commitment by leadership in creating long-term shareholder value while advancing the Rook I Project in an optimal manner.

The following graphs compare the Company’s cumulative TSR since inception and over the seven, three, five, and one most recently completed financial years ending December 31, 2023. It portrays the growth of $100 invested in the common shares of NexGen over those periods compared to $100 invested in the S&P/TSX Composite Total Return Index, S&P/TSX Global Mining Index, and the Global X Uranium ETF for the same time period.

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From the Company’s initial listing on the TSX Venture Exchange in April 2013 to December 31, 2023, NexGen’s share price has increased 2,475% outperforming the S&P/TSX Global Mining Index, S&P/TSX Composite Total Return Index, and the Global X Uranium ETF.

For the seven-year period ended December 31, 2023, NexGen’s share price increased 298% outperforming the S&P/TSX Global Mining Index, S&P/TSX Composite Total Return Index, and the Global X Uranium ETF.

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For the five-year period ended December 31, 2023, NexGen’s share price increased 285% outperforming the S&P/TSX Global Mining Index, the S&P/TSX Composite Total Return Index, and the Global X Uranium ETF.

For the three-year period ended December 31, 2023, NexGen’s share price increased 164% outperforming the S&P/TSX Global Mining Index, S&P/TSX Composite Total Return Index, and the Global X Uranium ETF.

For the one-year period ended December 31, 2023, NexGen’s share price increased 55% outperforming the S&P/TSX Global Mining Index, S&P/TSX Composite Total Return Index, and the Global X Uranium ETF.

The Company’s executive compensation is based on several factors including, but not limited to, the demand for and supply of skilled professionals in the resource industry generally, individual performance, the Company’s performance, and other factors. The trading price of the common shares on the TSX and NYSE is subject to fluctuation based on several factors, many of which are beyond the control of the Company and its executive officers. These include, among other things, market perception of the Company’s ability to achieve planned growth or results, trading volume in the Company’s common shares, and changes in general conditions in the economy and financial markets including commodity prices.

The Company Demonstrates Efficient Use of Capital

Since its listing in 2013, NexGen has continuously demonstrated that it leads the sector in the efficient use of capital in terms of the ratio of expenditure incurred on Exploration and Development (as defined below) of its projects relative to the Executives’ salaries. NexGen’s ratio of Exploration and Development spend relative to its General and Administrative spend (as defined below) is the highest compared to its Uranium Peers, while the Company’s ratio of General and Administrative spend relative to its market capitalization is the lowest compared to its Uranium Peers, which further emphasizes the Company’s efficient use of capital.

Further, the cost per pound of U3O8 discovered for a uranium resource over 100Mlbs is significantly the lowest in history. 2020 saw a temporary reduction in this ratio which was expected due to the stage of the Rook I Project transitioning from resource definition, technical and environmental studies throughout 2016-2019 into final feasibility and permitting during 2020 in addition to the temporary suspension of some activities due to COVID-19. From 2021 to 2023, upon completion of the feasibility study, the Company advanced the FEED of the Rook I Project, which once again demonstrated NexGen’s highly efficient and sector-leading use of capital.

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Exploration and Development Spend Per Dollar of Executive Salary ($C) (as of December 31) (1)

Notes:

(1)	Exploration and Development spend includes costs related to exploration, drilling, environmental and permitting, engineering and design, direct labour and associated costs. Source: Publicly filed Annual Financial Statements and Management Information Circular of the management selected “Uranium Peers” for 2023, being Cameco Corp, Denison Mines Corp, Energy Fuels Inc, Fission Uranium Corp and Uranium Energy Corp.
(2)	2022 Salaries were used for the Uranium Peers who had not yet released 2023 Salaries in their 2024 Management Information circular.

General and Administrative Spend Per Dollar of Exploration and Development Spend ($C) (as of December 31)(1)

Notes:

(1)	Exploration and Development spend includes costs related to exploration, drilling, environmental and permitting, engineering and design, direct labour and associated costs. General and Administrative spend includes General or Administrative expenses as defined in each peer’s financial statements and does not include selling costs. Source: Publicly filed Annual Financial Statements and Management Information Circular of the management selected “Uranium Peers”, being Cameco Corp, Denison Mines Corp, Energy Fuels Inc, Fission Uranium Corp and Uranium Energy Corp.

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General and Administrative Spend as a Percentage of Market Capitalization (as of December 31) (1)(2)

Notes:

(1)	General and Administrative spend includes General or Administrative expenses as defined in each peer’s financial statements and does not include selling costs. Source: Publicly filed Annual Financial Statements and Management Information Circular of the management selected “Uranium Peers”, being Cameco Corp, Denison Mines Corp, Energy Fuels Inc, Fission Uranium Corp and Uranium Energy Corp.
(2)	Peer Market Capitalization sourced from S&P Capital IQ.

COMPENSATION GOVERNANCE

The Board is responsible for overseeing the Company’s compensation program. The Board has delegated certain oversight responsibilities in this regard to the Compensation Committee but retains final authority over the Company’s compensation program and process.

The Role of the Compensation Committee

The Compensation Committee assists the Board in fulfilling its responsibilities relating to human resources and compensation issues. The Compensation Committee meets through a combination of formal meetings between two to four times per year and holds in-camera sessions, without the presence of management, as well as informal meetings throughout the year as appropriate.

The Compensation Committee consults with the Board on executive compensation related to:

•	establishing the Company’s general compensation philosophy and overseeing the development and implementation of the Company’s compensation programs to ensure they further the Company’s strategy and are aligned with the interests of Shareholders.
•	reviewing and approving Company goals and objectives relevant to the compensation of the CEO, evaluating the performance of the CEO in light of those goals and objectives, and setting the CEO’s compensation level based on this evaluation, subject to the approval of the Board.
•	reviewing and approving compensation, incentive plans, and equity-based plans for all other senior officers of the Company after considering recommendations of the CEO, all within the compensation policies and guidelines approved by the Board.
•	reviewing the adequacy and form of the compensation of directors and ensuring that the compensation realistically reflects the responsibilities and risks involved.

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The Chief Executive Officer completes a review of executive officer performance in accordance with the evaluation criteria set out for the year. As a result of the evaluation, as well as a subjective assessment, the CEO provides recommendations to the Compensation Committee with respect to base salaries, STI and LTI awards for executive officers. The Compensation Committee takes into consideration the CEO’s recommendations in completing its review and ultimate recommendations to the Board.

Composition of the Compensation Committee

The Compensation Committee is comprised of three (3) independent members of the Board: Richard Patricio (Chair), Don Roberts, and Ivan Mullany. Mr. Roberts and Mr. Mullany joined the Committee in August 2023. Mr. Roberts will not be standing for re-election as a director of the Company at the Meeting.

Messrs. Roberts and Mullany possess the relevant decision-making skills that make them suitable members of the Compensation Committee by virtue of their respective experience as executives and their exposure to capital markets, corporate governance projects, construction and regulatory matters. Mr. Roberts is a leading financial director and chartered accountant globally.  He has been actively involved in investor relations, corporate governance, capital markets activities, acquisitions and mergers and corporate restructuring. He also sits as Director and Chairman of audit committees on a number of companies.  Mr. Mullany has over 35 years in the global mining industry with extensive leadership experience across project development, operation excellence, innovation, business strategy and governance. Mr. Patricio, the Chair of the Committee, has similar skills and experience and, as a Board member since the inception of the Company, is intimately familiar with its overall corporate strategy, operations and senior management team. As a result, each Committee member is well qualified to make decisions on the suitability of the Company’s compensation policies and practices.

A general description of the education and experience of the Compensation Committee members who will be standing for re-election as directors of the Company at the Meeting, which is relevant to the performance of their responsibilities as Compensation Committee members, is contained in their respective biographies set out under “Election of Directors” in this Circular.

Executive Compensation Decision Making Process

Corporate Scorecard & Scorecard Rating Process

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CEO and NEO Compensation Process

Note:

(1)	The Board carries out its deliberations and voting with respect to the approval of CEO compensation without the CEO being present.

Compensation Risk Management

The Compensation Committee is responsible for identifying any risks associated with the Company’s compensation policies and practices and considering the implications of any such risks ensuring they are mitigated, particularly those arising from policies and practices that may encourage unjustified risk-taking by executive officers. The Compensation Committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still allowing the Compensation Committee to be responsive to market conditions.

Incentive compensation is paid in relation to milestones regarding the advancement of NexGen’s projects which are subject to considerable review, contestability, and assessment. As such, the Compensation Committee considers that its compensation practices encourage healthy leadership approaches incorporating objective risk assessment.

The Board’s oversight of the strategic direction, budgetary process and expenditure limits are used to mitigate compensation policy risks.

Key risk-mitigating features in the compensation structure include:

•	Engagement of an independent compensation advisor
•	Annual review of compensation programs
•	Establishing annual corporate and individual performance objectives
•	Fixed and variable compensation
•	Short-term and long-term incentives
•	Board discretion
•	Clawback and anti-hedging policies
•	Appointment of a Human Resources (HR) executive

Anti-Hedging

Pursuant to the Company’s Code of Business Ethics, the Company’s executive officers and directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director.

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Clawback Policy

On November 28, 2023, the Board adopted a new Clawback Policy, under which it will, in the event of an Accounting Restatement, recover excess incentive compensation received by covered executives of the Company.

An Accounting Restatement is where the Company is required to prepare an accounting restatement of its financial statements filed with the Securities and Exchange Commission (“SEC”) due to the Company’s material non-compliance with any financial reporting requirements under U.S. federal securities laws (including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period). The determination of the time when the Company is required to prepare an Accounting Restatement shall be made in accordance with applicable SEC and national securities exchange rules and regulations in the U.S.

An Accounting Restatement does not include situations in which financial statement changes did not result from material non-compliance with financial reporting requirements, such as retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustment to provision amounts in connection with a prior business combination; and (vi) revision for stock splits, stock dividends, reverse stock splits or other changes in capital structure.

In addition, under the Policy, the Company may also recover all or a portion of incentive compensation from covered executives and certain other key employees where such employees have engaged in detrimental conduct.

This Policy does not preclude the Company from taking any other action to enforce an employee’s obligations to the Company, including termination of employment or instigation of any legal proceedings.

Equity Ownership Guidelines

The Board believes it is in the best interests of the Company and Shareholders to align the financial interests of NexGen’s leadership with those of the Shareholders. In 2019, the Board approved the Share Ownership Guidelines which sets out mandatory equity ownership requirements for directors of the Company. The minimum ownership guidelines being a multiple of 3x the annual cash retainer, valued based on the share price, at the higher of the measurement date or acquisition date, are expected to be satisfied by each director within five (5) years after first becoming subject to these ownership requirements or after being appointed as a director. Once the director level of equity ownership satisfies the applicable minimum ownership requirements pursuant to the Share Ownership Guidelines, such individual is expected to maintain their minimum ownership levels for as long as they remain subject to the Ownership Guidelines.

Historically, Board members and Executives have not exercised vested options until the last month of the term of the option.

Leigh Curyer, CEO and Board member, holds a multiple of 57 times his base salary in common shares (based on the market value of the Company’s shares as of December 31, 2023) which were all bought outright and not provided to him through direct share-based incentives.

Succession Management

The Board oversees the succession planning with respect to management. The CEO is responsible for identifying and developing internal CEO succession candidates. The CEO ensures NexGen has the right leadership development initiatives in place for executive succession. In addition, the CEO, Chief Commercial Officer, HR and other senior management meet regularly to review the talent across the organization and address strategies that support succession and organization effectiveness.

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Executive Compensation Philosophy

NexGen’s compensation is designed to be competitive with other North American mining development and operating companies in the uranium and resources sector that also have similar scope and growth trajectories.

Each position is evaluated to establish skill requirements and a level of responsibility to provide a basis for internal and external comparisons. The Board and the Compensation Committee assess a number of aspects when structuring compensation policies and programs and individual compensation levels. These include:

•	Long-term interests of shareholders
•	Internal and external comparisons
•	Values and culture including accountability and ownership
•	Recommendations made by independent compensation consultants retained by the Compensation Committee, from time to time
•	Each executive officer’s individual performance and contribution towards meeting the Company goals and objectives

Executive Compensation Objectives

The goal of executive compensation at NexGen is to attract, motivate, retain and reward a knowledgeable, driven high performance management team and to encourage them to attain and exceed expectations focused on driving superior, sustainable shareholder value creation.

NexGen’s compensation practices are based on a pay-for-performance philosophy in which assessment of performance is based on the Company’s financial and operational performance as well as individual contributions.

The compensation program is designed to reward each executive officer based on corporate and individual performance and is also designed to incentivize such executive officers to drive the organization’s growth in a sustainable and prudent way.

The following key principles guide the Company’s overall compensation philosophy:

•	Attract, retain, motivate and engage high caliber talent whose expertise, skills, performance are critical to the organization’s success.
•	Align employees’ interests with the strategic visions and business objectives of NexGen.
•	Focus employees on the key business factors that affect long-term Shareholder value.
•	Align compensation with NexGen’s corporate strategy and financial interests as well as the long-term interests of NexGen Shareholders.
•	Compensation should be fair and reasonable to Shareholders and be set with reference to the local market and similar positions in comparable companies.

The Company has recently been increasing the size and composition of its senior management team to reflect the Company’s focus on development activities. It is continually assessing its compensation philosophy and practices as the Company advances through development and, with the assistance of Mercer, the Compensation Committee has developed a compensation road map for that purpose.

Executive Compensation Peer Group and Benchmarking

The Compensation Committee uses a variety of data sources, including guidance from independent compensation advisors when retained from time to time, formally determined executive compensation peer group, published compensation surveys, and other market data to identify peer groups for salary comparisons. In collaboration with Mercer, the Compensation Committee has updated NexGen’s peer group to better reflect its current development, pre-operational stage and the associated workstreams and the market where NexGen competes for skilled executive talent. Based on recommendations from Mercer, this peer group better aligns with NexGen's latest market capitalization and industry focus.

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The executive compensation peer group selection was based on the following:

•	Companies within the same industry segment as NexGen.
•	Companies with a similar business strategy and scope of operations to NexGen.
•	Companies based and primarily operating within North America.

The resulting peer group reflects a mix of both development-stage and production-stage mining companies, to gain a balanced perspective on compensation approaches and further layout NexGen’s compensation roadmap.

The table below summarizes the 2023 executive compensation peer group:

Executive Compensation Peer Group
Alamos Gold Inc	Lundin Gold Limited
Cameco Company	Mag Silver Corp
Denison Mines Corp	NovaGold Resources
Capstone Copper Corp	Osisko Mining Inc.
Energy Fuels Inc	Seabridge Gold Inc.
Eldorado Gold Corporation	Patriot Battery Metals Inc.
Ero Copper Corp.	Seabridge Gold Inc.
Filo Corp	Standard Lithium Ltd
Fission Uranium Corp.	Uranium Energy Corp.
Ivanhoe Mines Limited	Torex Gold Resources Inc.
Lithium Americas Corp

NexGen provides a market competitive base salary and incentive opportunity that targets within a competitive range of market median with the ability to achieve higher compensation in the case of superior performance. NexGen’s compensation programs meet the objective of attracting, retaining and motivating key talent in a highly competitive market while aligning the goals and objectives of management with the interests of the shareholders.

Independent Compensation Consultant

In 2023, Mercer, an independent compensation consultant, performed an in-depth analysis of the Company’s compensation philosophy; and provided a detailed review of executive officer and director compensation which included an updated executive compensation peer group (refer above) and a compensation road map that is in line with Company’s pre-operational stage and long-term development.

A summary of fees paid to the compensation consultants for the last two fiscal years are outlined in the following table:

Year	Consultant	Executive Compensation Related Fees	All Other Fees
2023	Mercer	$94,973	Nil
2022	Global Governance Advisors	$10,000	Nil

Under the engagement agreement with the Company’s independent compensation advisor, the Compensation Committee Chair approves all work plans and works with management as needed to complete assignments. Reports are delivered directly to the Compensation Committee Chair, with distribution to management as required.

The Compensation Committee’s emphasis is on oversight, discretion and responsibility.

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ELEMENTS OF EXECUTIVE COMPENSATION

In 2024, the Board is expected to approve the adoption of the 2024 LTI Plan to provide the Company with flexibility to grant various types of awards and to align the interests of participants with the interests of Shareholders, while allowing NexGen to remain competitive in the marketplace. No awards have been granted under the 2024 LTI Plan.

During the financial year ended December 31, 2023, compensation of the Company’s executive officers consisted of a base salary, an annual STI award in the form of a discretionary performance bonus and/or special bonus, a cash based long-term incentive award, and stock options, all of which is intended to be competitive in the aggregate while delivering an appropriate balance between annual compensation (base salary and cash bonuses) and long-term compensation (stock options).

Compensation Element	Form	Purpose of Element	Determination
Base Salary	Cash	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills, and market demand for the executive officer role and/or incumbent.	Salaries are determined from analysis of similar positions within similar companies, as benchmarked against various independent information sources. Individual experience, individual performance, level of responsibility and the emphasis on other compensation program elements are also considered when setting salary levels.
Short-Term Incentive Award (STI)	Cash	To recognize short-term (typically annual) efforts and milestone achievements that are designed to link the achievement of personal and annual performance objectives to the Company’s business strategy and to the enhancement of Shareholder value.	STI opportunity for each executive officer is set based both with reference to competitive market practice, the seniority of the executive officer’s position and his or her industry experience. Actual bonus payments range from 0% - 100% of the target bonus opportunity, based upon the achievement of corporate and individual performance targets, with the opportunity to be awarded more based on extraordinary achievements not to exceed 200% excluding certain Special Bonus amounts. Each executive officer’s annual performance is measured against corporate and individual performance objectives, the weighting of each being dependent upon his or her role in the organization and relative influence over corporate performance objectives.
Long-Term Incentive Award	Stock Options & Cash	Designed to motivate executive officers and employees to create and grow sustainable Shareholder total return over medium- to long-term performance periods and to facilitate key employee retention.

Option award levels are granted at such levels that total compensation can achieve above-market levels provided that the Company’s share price achieves superior returns relative to the grant price over a 5-year period. The Board sets the term and vesting of options under the Option Plan.

Cash award levels are payable on the achievement of significant long-term milestones that are determined to be in line with the Company’s strategic outlook and long-term Shareholder interests.

Benefits and Perquisites	Indirect cash through broad-based plan	Provided to attract and retain the key talent required to manage the organization but are not intended to make-up a significant portion of an executive officer’s total compensation.	Benefits are provided on a broad basis to the Company’s executive officers and other eligible employees with limited perquisites to remain market competitive with the peer group. A specific perquisite will only be provided when the perquisite provides competitive value and promotes retention of key executive officers.

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Base Salaries

In establishing base salaries, the Compensation Committee considered factors such as experience, changes to roles and responsibilities, corporate growth, length of service, and compensation compared to other employment opportunities for executive officers. Base salaries are also intended to be internally equitable. Salaries are reviewed annually by the Board based on recommendations of the Compensation Committee.

Short-Term Incentive Awards

STI awards are based on the achievement of pre-determined, measurable corporate and/or individual performance objectives. Individual performance is measured not just on deliverables achieved but how employees effectively perform in their roles. During the financial year ended December 31, 2023, STI awards were based on performance over the year on set objectives approved by the Board (a “Performance Bonus”) and/or based on the achievement of a particular and extraordinary corporate transaction, financing or other milestones (a “Special Bonus”). In particular, two special bonuses were paid to certain NEOs in the financial year ended December 31, 2023.  One such special bonus, which the Board granted in 2019 and was earned in 2023, was designed specifically to recognize and reward the successful negotiation and signing of the four Indigenous Benefits Agreement (“IBA”), a significant milestone achievement for the Company. The payout under these special incentives reflects the Company’s commitment to rewarding efforts that significantly advance NexGen’s strategic goals and objectives, and materially advance the Provincial and Federal approvals for the Rook I Project and contribute to NexGen’s long-term success.

A maximum Performance Bonus was determined for each executive officer as a percentage of salary. The maximum performance bonus for 2023 was capped at 200% of the respective executive officer’s target STI excluding certain Special Bonus amounts. The target STI as a percentage of base salary for the CEO is 100% and for all other executive officers, ranges between 30-75%, with the opportunity to be awarded more based on extraordinary achievements. The key performance indicators and maximum bonus percentage are determined by the Compensation Committee in collaboration with the CEO and HR annually for the ensuing financial year and recommended to the Board for approval, on an individual basis for each executive officer.

The Company-wide key performance metrics for 2023 are set out below under the “2023 NexGen Performance Scorecard” section and the Company expects to maintain similar areas of focus for such metrics in 2024.

Long-Term Incentive Awards

Incentive Stock Options

The Board and Compensation Committee believe that the Company’s long-term success has been significantly influenced by its historical practice of granting only stock option awards as equity incentives. However, following shareholder engagement by management and the Board, and based on the recommendation of the Compensation Committee, the Board is expected to approve the adoption of the 2024 LTI Plan to provide flexibility to grant various types of awards and to align the interests of participants with the interests of Shareholders, while allowing NexGen to remain competitive in the marketplace. No awards have been granted under the 2024 LTI Plan.

Stock options, which are inherently at-risk compensation, provide alignment between long-term share price performance and remuneration for the NexGen team. Given the Company’s development stage and not yet currently generating net cash flows through operations, option awards have been preferred to other forms of long-term incentive awards as they provide significant benefits to the Company and its shareholders and preserve cash resources compared to other forms of equity incentivization that are cash-settled, thereby reducing funds available for Project development execution.

Mercer, the Company’s compensation advisor, is working closely with the Compensation Committee to further refine the Company’s compensation programs, ensuring they align with the Company’s ongoing evolution and contribute to its sustained, demonstrated success. The Compensation Committee is working with Mercer and is expected to adopt the 2024 LTI Plan to provide the Company with flexibility to grant various types of awards and to align the interests of participants with those of the Shareholders, while allowing NexGen to remain competitive in the marketplace.

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Stock options are granted on a discretionary basis, based on the Board and the Compensation Committee’s assessment of each individual’s performance. Generally, the number of stock options granted to any executive officer is a function of their contribution and achievements to the business and affairs of the Company, the level of authority and responsibility of the executive officer, the number of stock options the Company has already granted to the executive officer, and such other factors that the Compensation Committee may consider relevant.

Stock options are governed by the Option Plan and awards are generally considered and made semi-annually following the Company’s annual Shareholder meeting and at fiscal year-end. Existing stock options have a five-year term and are exercisable at the price determined by the Board (which is the market price of the Company’s common shares on the day prior to grant), subject to applicable regulatory requirements at the time of grant.

NexGen’s option awards have a five-year term and two-year vesting period, enhancing the Company’s ability to retain key employees, which is especially important during the development stage.

It’s important to note that all options granted in the Company’s history have always been issued at a higher price than the previous price of equity raised, and historically only exercised by executives in the 60th (final) month prior to expiry. In many instances the proceeds from these option exercises have funded the tax liabilities and exercise price associated with the majority of remaining proceeds reinvested by the Executives into equity. For example, the Chief Executive Officer has increased his equity position through this mechanism by a factor of 2.8x since his initial equity purchase, thereby completely aligning performance with shareholder returns and incentivizing the creation of long-term shareholder value.

Stock option value is determined by the Black-Scholes model, of which a significant input is the share price of the Company at stock option grant date. Due to the Company’s share price outperformance, the value of stock options granted rises correspondingly with the share price even though the number of stock options and actual value of stock options realized may vary from the Black Scholes model.

Long-Term Retention Incentive Program

In 2020 NexGen introduced a Long-Term Retention Cash Based Incentive program.  The program was put in place to retain and incentivize, and reward select executives and technical talent critical to the achievement of defined and material long-term milestones in line with the Company’s strategic outlook and long-term shareholder interests. The rewards are payable on the achievement of specific milestones. To date, no payments have been made pursuant to this long-term incentive. In addition, the Board is expected to approve the adoption of the 2024 LTI Plan. No awards have been granted under the 2024 LTI Plan.

2023 NEXGEN PERFOMANCE SCORECARD

NexGen uses a formalized scorecard methodology for setting Company objectives and measuring performance to assess short-term incentives. The scorecard process establishes objectives at the beginning of each year that span across the various focus areas of the Company, allowing alignment towards broad objectives that span multiple years and adherence to NexGen’s vision and values. The scorecard objectives are recommended annually by management and reviewed by the Compensation Committee and approved by the Board.

Objectives in 2023 were established within the following focus areas: health and safety, community, permitting, project development, finance, culture/people, and share price appreciation. 2023 was a year of significant achievement for NexGen in all areas of the organization.

Market Performance Overview

In 2023, NexGen achieved a 55% year-on-year increase in its share price, increasing from $5.99 on December 31st, 2022, to $9.27 on December 31st, 2023. This growth is particularly noteworthy considering NexGen outperformed the Global X uranium index (38%) and the S&P/TSX Global Mining Index (4%). Additionally, NexGen experienced a significant boost in its global average daily traded value in the same period, with a year-over-year increase of ~33% to an average of ~US$24M traded per day. This increase is primarily driven by an ~50% increase in average daily trading volume on the NYSE.

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2023 Company Objectives and Achievements

Permitting

• Permitting of 2023 Site Program works.

• Completion of Provincial EA Technical Review and submission of the Final Provincial EIS.

• Receipt of Provincial EA approval on November 8, 2023.

• Submission and subsequent acceptance of Federal Licence application.

• 2022 Sustainability Report incorporating all aspects of GRI compliance.

Benefit Agreements and Community Engagement

• MN-S IBA successfully signed on the NexGen basis and approach, resulting in successful implementation of all four benefit agreements.

• Proactive engagement and approach to align critical path with Government and Project.

• Full LPA support for the Project and exploration programs.

• Training and Certification Programs (251 students) reaching unprecedented participation levels in the LPA.

• Community Information Sessions defining a new standard of engagement with all communities.

• Successful implementation of current Benefit Agreements.

• LPA contracting and employment targets achieved.

Exploration

• NexGen’s exploration drill program systematically targeted prospective corridors farther from Arrow than in seasons past and developed a strong understanding of corridors that had not been previously explored.

• Completing 22,114 metres out of a planned 22,500 metres.

• Undertook an extensive geophysical program using modern techniques to unlock significant potential across the SW1, SW2, and SW3 properties.

Project Development

• Advancement of Front-End Engineering Design (“FEED”) stage deliverables, and Detailed Engineering critical path activities which include procurement of long-lead equipment and contracts.

• Fostered relationships with key vendors and Community business development leaders to ensure Project Readiness.

• Safely executed the 2023 Site Program and expanded Summer Student Program.

Finance & IT

• Expressions of interest totalling over US$1 billion in Project financing debt.

• ~C$182 million raised through the At-the-Market program to strategic investors.

• Strategic convertible debenture placement of US$110 million.

• Conversion of US$15 million convertible debenture and placement of C$160 million block trade.

• Successful placement of insurance policies, including 2023 Site Program coverage.

• Advanced cybersecurity and IT infrastructure in alignment with National Institute of Standards and Technology’s Cybersecurity framework.

Culture and People

• Strategic hires for succession and growth while maintaining fit-for-purpose resourcing balance.

• Implementation of Company-wide employee intranet.

• Embedded a more robust candidate selection process.

Health & Safety

• Successful roll-out of Phase I Health, Safety, Environment, Quality software modules.

• Strengthened Field Level Hazard Assessment protocols at Rook I.

• Implemented real-time GPS tracking on entire NexGen vehicle fleet.

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CEO Performance

Throughout 2023, the CEO’s Individual Performance successfully aligned with the strategic direction set by the Board and served as the foundation for the Company’s strong performance in a dynamic environment. The Company benefited greatly from the CEO’s strategic leadership, leveraging his extensive industry experience, and his ability to navigate the complexities of responsible growth for successful and optimal outcomes across the organization.

Strategic Partnerships

• Led negotiations for historic and Industry Leading Benefit Agreement with Metis Nation to secure 100% Indigenous support, establishing entirely new standard and template for responsible resource development globally.

• Drove vigorous agenda between NexGen and key Provincial and Federal government stakeholders to advance unmatched timelines for the Provincial approval of NexGen’s Environmental Assessment for the Rook I Project.

• Executed the highest volume of shareholder meetings in the Company’s history to cement global support for the development of the Rook I Project.

Commercial

• Negotiated successful US $110 million convertible debenture with strategic investors including the signing of Investor Rights Agreements.

• Strategically sold $182 million of equity using at-the-market equity program in a unique way utilizing pre-organized block trades, at very low discount to spot market and less cost than common in the market, to targeted investors to strengthen balance sheet and cash position as well as updated ATM program to $500 million.

• Oversaw expressions of interest of over USD $1 billion relating to Rook I Project enhancing the financing opportunities.

Sustainability

• Set the vision for unprecedented positive community impact, delivering unique and impactful programs for generational change.

• Built significant economic capacity through the initiation of Indigenous owned business creation.

• Company culture and behaviour for high-level performance through alignment of resources; talent succession; adherence to process with emphasis on quality and managing well-being.

• Leads by example, diligently upholding the Company’s mission, vision and values.

2023 Assessment of Objectives

During the financial year ended December 31, 2023, the Chair of the Compensation Committee met with the Chief Executive Officer periodically to discuss Company goals and performance and to discuss the performance of executive officers individually. The Compensation Committee works in conjunction with the Chief Executive Officer to set compensation, including proposed salary adjustments, performance and/or special bonuses and stock option awards for executive officers, excluding for that of the CEO himself.

The Compensation Committee made recommendations relating to the compensation of executive officers to the Board. Based on these recommendations, the Board made decisions concerning the nature and scope of the compensation to be paid to executive officers. The Compensation Committee based its recommendations to the Board on its compensation philosophy and the Compensation Committee’s assessment of corporate and individual performance, recruiting and retention needs. The Board used judgement with the 2023 Corporate Scorecard and the corporate rating was reduced as not all objectives were fully completed.

In early 2024, the Board, based on the recommendation of the Compensation Committee will establish a set of criteria and objectives which will be the basis for the 2024 performance rewards.

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CEO COMPENSATION SUMMARY

Total Market Capitalization Return vs. Named Executive Pay

Executive pay is in line and fit-for-purpose with the performance of NexGen’s market capitalization, the value of the Company’s equity which helps align management interests with that of shareholders. Over four of the past five years, executive pay has moved in the same direction as the value of the Company’s market capitalization. In addition, for the past 5 years, the Company’s indexed market capitalization return has significantly outperformed the S&P/TSX Composite Total Return Index.

As stated under the section “Compensation Highlights”, NexGen’s pay programs have proven to be effective and demonstrate a strong correlation between shareholder returns and CEO returns against target compensation awarded.

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2023 Compensation Mix

In 2023, the Company’s executive compensation program emphasized at risk performance-based compensation. For the CEO, 94% of the overall compensation award is performance based and at risk, with 79% of his total compensation in the form of stock options linked to long-term share price performance and 15% in the form of short-term bonuses dependent on meeting predetermined and significant objectives. For the remaining executives, on average, 86% of their overall compensation is performance based and at risk, with 72% of their total compensation in the form of stock options linked to long-term share performance and 14% in the form of short-term bonuses dependent on meeting predetermined objectives. The pie charts below illustrate the Executive compensation mix in 2023.

CEO Stock Option Overview

To align the CEO’s compensation with the Company performance and shareholder value creation, 79% of the CEO’s overall compensation is unrealized and at risk in the form of stock options which are 5-year terms and historically only exercised if the market share price is above the exercise price in the 60th month following the grant.

The Board and the Compensation Committee thoroughly reviewed all incentives including equity-based incentives for the NexGen team and determined that the Company’s equity incentive program, which consists entirely of stock option awards, has been a major factor in the Company’s success to date and is appropriate for the unique stage of development and associated workstreams. Not only do stock options, which are at risk compensation, provide alignment between long-term share price performance and remuneration for executive officers, they provide significant other benefits to NexGen as a development company compared to other forms of equity incentives. Importantly, stock option awards preserve cash resources providing the Company greater flexibility in pursuing its successful strategy to developing the Rook I Project, and provide other significant benefits to the Company and its shareholders compared to certain other forms of awards.

However, to ensure the Company’s compensation programs align with the evolution of the Company and support its continued demonstrated success, Mercer, the Company’s compensation advisor, is working closely with the Compensation Committee to review the Company’s overall compensation arrangements. The Compensation Committee is working with Mercer and is expected to adopt the 2024 LTI Plan to provide the Company with flexibility to grant various types of awards and to align the interests of participants with the interests of Shareholders, while allowing NexGen to remain competitive in the marketplace.

NexGen’s stock option awards have a five-year term and two-year vesting period, enhancing the Company’s ability to retain key employees, which is especially important during the development stage (permitting, engineering, procurement, financing, exploration and community engagement).

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It’s important to note that all options granted in the Company’s history have always been issued at a higher price than the previous price of equity raised, and only exercised by Executives in the 60th (final) month prior to expiry. In many instances the proceeds from these option exercises have funded the tax liabilities and exercise price associated, with the majority of remaining proceeds reinvested by the Executives into equity. For example, the Chief Executive Officer has increased his equity position through this mechanism by a factor of 2.8x since his initial equity purchase, thereby completely aligning performance with long-term shareholder returns.

The Company has made significant progress in meeting the various goals in its carefully considered strategy to develop the Rook I Project, which has driven the Company’s solid stock price performance since inception. Accordingly, to ensure that such goals are met, the Company also offers (in addition to the 2024 LTI Plan) cash based STI and long-term incentive awards which pay out only if specific and materials goals closely tied to the strategic plan have been met by the employee.

The stock option grants are valued using the Black-Scholes valuation method. While the value of the options granted is included in overall compensation, it is noted that this represents an unrealized value in the year of grant and is based on the Black-Scholes valuation method. The current year stock option grants for the CEO had an unrealized calculated Black-Scholes value of $10.9 million compared to an intrinsic value on December 31, 2023, of $3.4 million. The intrinsic value is calculated as the difference between the December 31, 2023, closing price of the common shares on the TSX of $9.27 and the option exercise price, multiplied by the number of options granted during the year. Again, these are also only realizable if the market share price is above the exercise price after 5-years from the grant date based on historical exercise practices.

The below chart demonstrates when exercising stock options, the CEO retains shares after tax considerations and exercise price from the exercise as opposed to realizing all of the immediately available cash proceeds, he is entitled to under the Option Plan. This further aligns his realized compensation with the Company’s long-term performance and demonstrates his commitment to the Company’s future performance.

Notes:

(1)	Realized value on exercise of options - this value is calculated by multiplying the difference between the share price on exercise date and option exercise price, by the number of options exercised. A portion of this value is Cash Realized on Exercise of which some is disposed of to finance the exercise price and satisfy tax obligations, while the remaining value is retained in shares (Held in Shares).

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CEO Share Ownership and Holdings

To further align the CEO’s investment with the Company, the CEO over the last 3 years has significantly increased his shareholding within the Company. Within the industry standard, when calculating share ownership, companies include other equity items including certain components of preferred and restricted share units. In the below table, NexGen’s CEO holds a multiple of 57 times his base salary in common shares, substantially higher when compared to the industry advised target of 3-5 times base salary.

Notes:

(1)	Share Value is calculated based on the December 31, 2021, 2022 and 2023 closing price of the common shares on the TSX of $5.54, $5.99, and $9.27 respectively, multiplied by the number of shares held by the CEO for each respective year.
(2)	Option Value is the number of the CEO’s total in-the-money unexercised options outstanding on December 31, 2021, 2022, and 2023 multiplied by the difference between the December 31, 2021, 2022, and 2023 closing price of $5.54, $5.99, and $9.27, respectively, and the exercise price of the respective options.
(3)	Multiple of Base Salary to Share Value - this value is calculated based on Share Value as a multiple of the CEO’s base salary for each respective year.
(4)	Multiple of Base Salary to Share Value and Option Value - this value is calculated based on Share Value plus Option Value, as a multiple of the CEO’s base salary for each respective year.

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Summary Compensation Table

For the financial year ended December 31, 2023, the Company’s six Named Executive Officers as defined under Form 51-102F6 - Statement of Executive Compensation were: Leigh Curyer, Travis McPherson, Monica Kras, Luke Moger, Benjamin Salter, and Harpreet Dhaliwal (collectively, the “Executives”).

The following table sets forth the compensation paid to each of the Executives for each of the Company’s three most recently completed financial years (2021, 2022, and 2023).

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($) (1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($) (4)	Total compensation ($)
					Annual incentive plans ($) (2)	Long-term incentive plans ($) (3)
Leigh Curyer President, Chief Executive Officer & Director (5)	2023	847,600	Nil	10,940,000	2,007,457	Nil	Nil	Nil	13,795,057
	2022	815,000	Nil	3,790,000	717,200	Nil	Nil	Nil	5,322,200
	2021	780,000	Nil	17,540,000	1,560,000	Nil	Nil	106,454	19,986,454
Travis McPherson Chief Commercial Officer	2023	475,000	Nil	3,715,000	812,500	Nil	Nil	Nil	5,002,500
	2022	415,000	Nil	2,267,000	185,713	Nil	Nil	Nil	2,867,713
	2021	375,000	Nil	3,784,000	375,000	Nil	Nil	Nil	4,534,000
Monica Kras Vice President, Corporate Development (9)	2023	355,285	Nil	2,445,000	413,987	Nil	Nil	Nil	3,214,272
	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Luke Moger Vice President, Permitting & Licensing (6)	2023	326,374	Nil	1,272,500	162,500	Nil	Nil	Nil	1,761,374
	2022	290,916	Nil	966,500	136,300	Nil	Nil	Nil	1,393,716
	2021	160,417	Nil	1,308,500	170,500	Nil	Nil	Nil	1,639,417
Benjamin Salter Chief Financial Officer (7)	2023	287,134	Nil	899,000	145,180	Nil	Nil	Nil	1,331,314
	2022	220,000	Nil	524,250	78,960	Nil	Nil	Nil	823,210
	2021	92,077	Nil	566,000	30,819	Nil	Nil	Nil	688,896
Harpreet Dhaliwal Chief Financial Officer (8)	2023	8,265	Nil	Nil	Nil	Nil	Nil	Nil	8,265
	2022	372,309	Nil	365,000	120,750	Nil	Nil	Nil	858,059
	2021	281,250	Nil	2,088,000	172,500	Nil	Nil	Nil	2,541,750

Notes:

(1)	Option-based compensation is valued using the Black-Scholes option pricing model. This model was selected as it is widely used in estimating option-based compensation values by Canadian public companies. The Black-Scholes model resulted in a value of an option on each of the following dates as follows:

December 11, 2023 - $5.09, August 22, 2023 - $3.90, December 18, 2022 - $3.06, August 17, 2022 - $2.92, December 14, 2021 - $2.83; June 10, 2021 - $2.97; April 1, 2021 - $2.32.

These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

(2)	Includes bonus amounts paid to Executives by the end of each financial year, comprising a Performance Bonus and/or Special Bonus.
(3)	The Company has a long-term incentive retention program to retain and award executive officers. For the financial year referenced, milestones are still in progress and not yet payable.
(4)	All other compensation for Mr. Curyer primarily consisted of reimbursements relating to travel.
(5)	Mr. Curyer does not receive any remuneration in his role as a director of NexGen.
(6)	Mr. Moger was previously engaged as a consultant and was hired as a salaried employee on June 1, 2021.
(7)	Mr. Salter was appointed Chief Financial Officer on September 1, 2023. Prior to such date, Mr. Salter was the Vice-President, Finance for the Company.
(8)	Ms. Dhaliwal served as Chief Financial Officer from April 1, 2021, to September 1, 2023. Her compensation for 2022 and 2023 reflects reduced hours worked as a result of a maternity arrangement.
(9)	Ms. Kras had 300,000 stock options awarded on December 18, 2022, conditional upon the commencement of her employment on January 5, 2023.

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Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all share-based and option-based awards outstanding on December 31, 2023, for each of the Executives. All option-based awards vest one-third at the grant date, and in one-third increments for the following two years annually, based on the anniversary of the date of grant and have five (5) year terms.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Leigh Curyer	750,000	1.92	12-Jun-24	5,512,500	Nil	Nil
	1,500,000	1.59	24-Dec-24	11,520,000	Nil	Nil
	1,100,000	1.80	12-Jun-25	8,217,000	Nil	Nil
	2,000,000	3.24	11-Dec-25	12,060,000	Nil	Nil
	4,000,000	5.84	10-Jun-26	13,720,000	Nil	Nil
	2,000,000	5.44	14-Dec-26	7,660,000	Nil	Nil
	250,000	5.31	17-Aug-27	990,000	Nil	Nil
	1,000,000	5.57	18-Dec-27	3,700,000	Nil	Nil
	1,500,000	6.99	22-Aug-28	3,420,000	Nil	Nil
	1,000,000	9.33	11-Dec-28	-	Nil	Nil
Travis McPherson	350,000	1.92	12-Jun-24	2,572,500	Nil	Nil
	500,000	1.59	24-Dec-24	3,840,000	Nil	Nil
	550,000	1.80	12-Jun-25	4,108,500	Nil	Nil
	450,000	3.24	11-Dec-25	2,713,500	Nil	Nil
	750,000	5.84	10-Jun-26	2,572,500	Nil	Nil
	550,000	5.44	14-Dec-26	2,106,500	Nil	Nil
	200,000	5.31	17-Aug-27	792,000	Nil	Nil
	550,000	5.57	18-Dec-27	2,035,000	Nil	Nil
	300,000	6.99	22-Aug-28	684,000	Nil	Nil
	500,000	9.33	11-Dec-28	-	Nil	Nil
Monica Kras	300,000	5.57	18-Dec-27	1,110,000	Nil	Nil
	300,000	9.33	11-Dec-28	-	Nil	Nil
Luke Moger	200,000	1.80	12-Jun-25	1,494,000	Nil	Nil
	250,000	5.84	10-Jun-26	857,500	Nil	Nil
	200,000	5.44	14-Dec-26	766,000	Nil	Nil
	125,000	5.31	17-Aug-27	495,000	Nil	Nil
	200,000	5.57	18-Dec-27	740,000	Nil	Nil
	250,000	9.33	11-Dec-28	-	Nil	Nil
Benjamin Salter	200,000	5.44	14-Dec-26	766,000	Nil	Nil
	75,000	5.31	17-Aug-27	297,000	Nil	Nil
	100,000	5.57	18-Dec-27	370,000	Nil	Nil
	100,000	6.99	22-Aug-28	228,000	Nil	Nil
	100,000	9.33	11-Dec-28	-	Nil	Nil
Harpreet Dhaliwal (2)	Nil	Nil	Nil	Nil	Nil	Nil

Note:

(1)	The value of unexercised in-the-money options is calculated by multiplying the difference between the December 31, 2023, closing price of the common shares on the TSX of $9.27 and the option exercise price, by the number of outstanding options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.
(2)	Ms. Dhaliwal served as Chief Financial Officer from April 1, 2021, to September 1, 2023.

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Incentive Plan Awards - Value Vested or Earned During the Year

During the financial year ended December 31, 2023, the following incentive plan awards vested or were earned for the Executives:

Name	Option-based awards - Value vested during the year (1) ($)	Shared-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Leigh Curyer	10,560,000	Nil	2,007,457
Travis McPherson	3,671,667	Nil	812,500
Monica Kras	742,000	Nil	413,987
Benjamin Salter	1,081,333	Nil	145,180
Luke Moger	1,373,500	Nil	162,500
Harpreet Dhaliwal (2)	1,141,333	Nil	Nil

Notes:

(1)	The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.
(2)	Ms. Dhaliwal served as Chief Financial Officer from April 1, 2021, to September 1, 2023.

Termination and Change of Control Benefits

The Executive Employment Agreements establish base compensation comprised of base salary and eligibility for an annual performance-based cash short-term incentive award. Executives are also eligible to participate in the Company’s Stock Option Plan and long-term retention incentive program in the form of cash payments based off milestone achievements, at the discretion of the Board. The Executive Employment Agreements are effective until such time as they are terminated in accordance with their terms.

The Executive Employment Agreements also provide for termination payments in the event that (i) the Executive’s employment is terminated without cause (including constructive dismissal), or (ii) within 12 months of a “change of control”, the Executive is terminated without cause, resigns, or resigns with good reason.

In each case, the terminated Executive is entitled to (i) reimbursement of any outstanding expenses, (ii) accrued annual salary and vacation pay to the date of termination, (iii) any Annual Bonus earned but not paid at the date of termination, and (iv) a termination payment equal to the product by multiplying: (a) the sum of (1) his or her annual base salary; and (2) his or her highest bonus (including both Performance Bonuses and Special Bonuses) paid or payable in the preceding three years, in each case, calculated on a monthly basis, by (b) a period of between six (6) and 36 months, with longer periods being applicable only in the case of a change of control (the “Severance Period”). Those Executives eligible for the long-term retention incentive award will also be payable in the event of a change of control. The Executive is also entitled to the continuation of benefits during the Severance Period, or in the event the Company is unable to continue such benefits, payment in lieu equal to the cost of such benefits to the Company.

All outstanding options held by the terminated Executive would also vest immediately and continue to be exercisable until the earlier of the expiry of their term or such period imposed by an applicable regulatory body.

The estimated incremental payments (excluding the Final Wages and payment in lieu of the cost of benefits) payable by the Company to each Executive upon termination without cause or related to a change of control, assuming the triggering event occurred on December 31, 2023, are as follows.

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Name	Triggering Event	Estimated Incremental Payment ($)
Leigh Curyer (1) President & Chief Executive Officer	Termination Without Cause Change of Control	4,282,586 13,565,171
Travis McPherson (2) Chief Commercial Officer	Termination Without Cause Change of Control	1,287,500 4,475,000
Monica Kras (3,6) Vice-President, Corporate Development	Termination Without Cause Change of Control	170,727 503,649
Luke Moger (4,6) Vice-President, Permitting & Licensing	Termination Without Cause Change of Control	162,500 1,137,500
Benjamin Salter (5,6) Chief Financial Officer	Termination Without Cause Change of Control	350,000 472,770

Notes:

(1)	In addition, Mr. Curyer holds an aggregate of 2,083,333 unvested stock options. Those options, having an aggregate in-the-money value of $3,843,329 on December 31, 2023, would have vested and become exercisable had a Change of Control occurred. Mr. Curyer’s Change of Control benefit includes the long-term incentive retention incentive payable for specific long-term milestones achieved over a stipulated sliding scale timeline.
(2)	In addition, Mr. McPherson holds an aggregate of 783,333 unvested stock options. Those options, having an aggregate in-the-money value of $1,398,331 on December 31, 2023, would have vested and become exercisable had a Change of Control occurred. Mr. McPherson’s Change of Control benefit includes a long-term incentive retention incentive payable for specific long-term milestones achieved over a stipulated sliding scale timeline.
(3)	In addition, Ms. Kras holds an aggregate of 300,000 unvested stock options. Those options, having an aggregate in-the-money value of $370,000 on December 31, 2023, would have vested and become exercisable had a Change of Control occurred.
(4)	In addition, Mr. Moger holds an aggregate of 275,000 unvested stock options. Those options, having an aggregate in-the-money value of $411,667 on December 31, 2023, would have vested and become exercisable had a Change of Control occurred. Mr. Moger’s Change of Control benefit includes a long-term incentive retention incentive payable for specific long-term milestones achieved over a stipulated sliding scale timeline.
(5)	In addition, Mr. Salter holds an aggregate of 191,667 unvested stock options. Those options, having an aggregate in-the-money value of $374,333 on December 31, 2023, would have vested and become exercisable had a Change of Control occurred.
(6)	Ms. Kras, Mr. Moger and Mr. Salter’s change of control and termination payments are calculated using the preceding year's bonus rather than the highest bonus of the three preceding years per their employment contracts.

There are no significant conditions or obligations that apply to receiving any of the above benefits or payments, such as the requirement for the Executive to enter into a non-compete, non-solicitation, non-disparagement or confidentiality agreement.

Director Compensation

The following section pertains to the compensation arrangements the Company had with each non-executive director, namely Christopher McFadden, Richard Patricio, Warren Gilman, Trevor Thiele, Sybil Veenman, Karri Howlett, Brad Wall, Don Roberts, and Ivan Mullany during the year ended December 31, 2023. Director fees were comprised of an annual retainer for serving on the Board and Board committees. Executives do not receive additional compensation for serving as directors. Leigh Curyer is a director but also an Executive and receives no additional compensation for his role as a director.

Board Position	Annualized Retainer ($)
Board Chair Retainer	90,000
Board Member Retainer	70,000
Audit Committee Chair	20,000
Compensation Committee Chair	20,000
Sustainability Committee Chair	12,000
Committee Member	5,000(1)
(1)	The annualized retainer for committee members is $5,000 per committee.

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In addition to the annualized fees disclosed in the table above, each non-Executive director was granted Options, under the Option Plan.

The stock option grants are valued using the Black-Scholes valuation method. While the value of the options granted is included in overall compensation, it is noted that this represents an unrealized value in the year of grant and is based on the Black-Scholes valuation method. The following table sets forth the 2023 unrealized stock option grant value calculated using the Black-Scholes valuation method and the intrinsic options values as of December 31, 2023. The intrinsic value is calculated as the difference between the December 31, 2023, closing price of the common shares on the TSX of $9.27 and the option exercise price, multiplied by the number of options granted during the year.

Name	Intrinsic Option Value (1) ($)	Black-Scholes Option value (2) ($)
Christopher McFadden	684,000	2,188,000
Richard Patricio	1,026,000	2,773,000
Trevor Thiele	1,026,000	2,773,000
Warren Gilman	684,000	2,188,000
Sybil Veenman	684,000	2,188,000
Karri Howlett	684,000	2,188,000
Brad Wall	Nil	1,018,000
Don J. Roberts	Nil	1,018,000
Ivan Mullany	816,000	2,098,000

Note:

(1)	The intrinsic value is calculated as the difference between the December 31, 2023, closing price of the common shares on the TSX of $9.27 and exercise price of the respective options, multiplied by the number of options granted during the year. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.
(2)	Option-based compensation is valued using the Black-Scholes option pricing model. This model was selected as it is widely used in estimating option-based compensation values by Canadian public companies. The Black-Scholes model resulted in the following unrealized option value on each of the following dates: January 31, 2023 - $3.60, August 22, 2023 - $3.90; December 11, 2023 - $5.09

The Board also adopted a Director Share Ownership Guideline, and the details are set out under Share Ownership Guidelines.

The following table sets forth the compensation provided to the directors of the Company for the financial year ended December 31, 2023.

Compensation paid to Leigh Curyer for the financial year ended December 31, 2023, is set out above under the heading “Summary Compensation Table”. Mr. Curyer did not receive any remuneration in his role as a director of the Company.

Name	Fees earned ($)	Share- based awards ($)	Option- based awards (1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Christopher McFadden	96,033	Nil	2,188,000	Nil	Nil	Nil	2,284,033
Richard Patricio	100,000	Nil	2,773,000	Nil	Nil	Nil	2,873,000
Trevor Thiele	96,033	Nil	2,773,000	Nil	Nil	Nil	2,869,033
Warren Gilman	78,016	Nil	2,188,000	Nil	Nil	Nil	2,266,016
Sybil Veenman	80,000	Nil	2,188,000	Nil	Nil	Nil	2,268,000
Karri Howlett	83,984	Nil	2,188,000	Nil	Nil	Nil	2,271,984
Brad Wall (2)	75,000	Nil	1,018,000	Nil	Nil	130,000	1,223,000
Don J. Roberts	71,984	Nil	1,018,000	Nil	Nil	Nil	1,089,984
Ivan Mullany (3)	68,134	Nil	2,098,000	Nil	Nil	Nil	2,171,967

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Note:

(1)	Option-based compensation is valued using the Black-Scholes option pricing model. This model was selected as it is widely used in estimating option-based compensation values by Canadian public companies. The Black-Scholes model resulted in the following option value on each of the following dates: December 11, 2023 - $5.09; August 22, 2023 - $3.90; January 31, 2023 - $3.60. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.
(2)	The Company used consulting services from Flying W Consulting Inc., which is associated with Brad Wall, a director of the Company, in relation to advice on corporate matters pursuant to a consulting contract and terminable upon three months’ notice.
(3)	Mr. Mullany was appointed a Director of the Corporation on January 31, 2023.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all share-based and option-based awards outstanding on December 31, 2023, for each of the Company’s directors. All option-based awards vest one-third at the grant date, and in one-third increments for the following two years annually, based on the anniversary of the date of grant and have five-year terms.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Christopher McFadden	250,000	1.92	12-Jun-24	1,837,500	Nil	Nil
	100,000	1.59	24-Dec-24	768,000	Nil	Nil
	250,000	1.80	12-Jun-25	1,867,500	Nil	Nil
	250,000	3.24	11-Dec-25	1,507,500	Nil	Nil
	300,000	5.84	10-Jun-26	1,029,000	Nil	Nil
	300,000	5.44	14-Dec-26	1,149,000	Nil	Nil
	250,000	5.31	17-Aug-27	990,000	Nil	Nil
	250,000	5.57	18-Dec-27	925,000	Nil	Nil
	300,000	6.99	22-Aug-28	684,000	Nil	Nil
	200,000	9.33	11-Dec-28	-	Nil	Nil
Richard Patricio	250,000	1.92	12-Jun-24	1,837,500	Nil	Nil
	100,000	1.59	24-Dec-24	768,000	Nil	Nil
	250,000	1.80	12-Jun-25	1,867,500	Nil	Nil
	250,000	3.24	11-Dec-25	1,507,500	Nil	Nil
	300,000	5.84	10-Jun-26	1,029,000	Nil	Nil
	300,000	5.44	14-Dec-26	1,149,000	Nil	Nil
	250,000	5.31	17-Aug-27	990,000	Nil	Nil
	250,000	5.57	18-Dec-27	925,000	Nil	Nil
	450,000	6.99	22-Aug-28	1,026,000	Nil	Nil
	200,000	9.33	11-Dec-28	-	Nil	Nil
Trevor Thiele	250,000	1.92	12-Jun-24	1,837,500	Nil	Nil
	100,000	1.59	24-Dec-24	768,000	Nil	Nil
	250,000	1.80	12-Jun-25	1,867,500	Nil	Nil
	250,000	3.24	11-Dec-25	1,507,500	Nil	Nil
	300,000	5.84	10-Jun-26	1,029,000	Nil	Nil
	300,000	5.44	14-Dec-26	1,149,000	Nil	Nil
	250,000	5.31	17-Aug-27	990,000	Nil	Nil
	250,000	5.57	18-Dec-27	925,000	Nil	Nil
	450,000	6.99	22-Aug-28	1,026,000	Nil	Nil
	200,000	9.33	11-Dec-28	-	Nil	Nil

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Warren Gilman	250,000	1.92	12-Jun-24	1,837,500	Nil	Nil
	200,000	1.59	24-Dec-24	1,536,000	Nil	Nil
	250,000	1.80	12-Jun-25	1,867,500	Nil	Nil
	250,000	3.24	11-Dec-25	1,507,500	Nil	Nil
	300,000	5.84	10-Jun-26	1,029,000	Nil	Nil
	300,000	5.44	14-Dec-26	1,149,000	Nil	Nil
	250,000	5.31	17-Aug-27	990,000	Nil	Nil
	250,000	5.57	18-Dec-27	925,000	Nil	Nil
	300,000	6.99	22-Aug-28	684,000	Nil	Nil
	200,000	9.33	11-Dec-28	-	Nil	Nil
Sybil Veenman	250,000	1.92	12-Jun-24	1,837,500	Nil	Nil
	200,000	1.59	24-Dec-24	1,536,000	Nil	Nil
	250,000	1.80	12-Jun-25	1,867,500	Nil	Nil
	250,000	3.24	11-Dec-25	1,507,500	Nil	Nil
	300,000	5.84	10-Jun-26	1,029,000	Nil	Nil
	300,000	5.44	14-Dec-26	1,149,000	Nil	Nil
	250,000	5.31	17-Aug-27	990,000	Nil	Nil
	250,000	5.57	18-Dec-27	925,000	Nil	Nil
	300,000	6.99	22-Aug-28	684,000	Nil	Nil
	200,000	9.33	11-Dec-28	-	Nil	Nil
Karri Howlett	250,000	1.92	12-Jun-24	1,837,500	Nil	Nil
	200,000	1.59	24-Dec-24	1,536,000	Nil	Nil
	250,000	1.80	12-Jun-25	1,867,500	Nil	Nil
	250,000	3.24	11-Dec-25	1,507,500	Nil	Nil
	300,000	5.84	10-Jun-26	1,029,000	Nil	Nil
	300,000	5.44	14-Dec-26	1,149,000	Nil	Nil
	250,000	5.31	17-Aug-27	990,000	Nil	Nil
	250,000	5.57	18-Dec-27	925,000	Nil	Nil
	300,000	6.99	22-Aug-28	684,000	Nil	Nil
	200,000	9.33	11-Dec-28	-	Nil	Nil
Brad Wall	500,000	2.27	21-Mar-24	3,500,000	Nil	Nil
	250,000	1.92	12-Jun-24	1,837,500	Nil	Nil
	200,000	1.59	24-Dec-24	1,536,000	Nil	Nil
	250,000	1.80	12-Jun-25	1,867,500	Nil	Nil
	250,000	3.24	11-Dec-25	1,507,500	Nil	Nil
	300,000	5.84	10-Jun-26	1,029,000	Nil	Nil
	300,000	5.44	14-Dec-26	1,149,000	Nil	Nil
	250,000	5.31	17-Aug-27	990,000	Nil	Nil
	250,000	5.57	18-Dec-27	925,000	Nil	Nil
	200,000	9.33	11-Dec-28	-	Nil	Nil
Don J. Roberts	300,000	5.44	14-Dec-26	1,149,000	Nil	Nil
	250,000	5.31	17-Aug-27	990,000	Nil	Nil
	250,000	5.57	18-Dec-27	925,000	Nil	Nil
	200,000	9.33	11-Dec-28	-	Nil	Nil
Ivan Mullany	300,000	6.55	31-Jan-28	816,000	Nil	Nil
	200,000	9.33	11-Dec-28	-	Nil	Nil

Note:

(1)	The pre-tax value of unexercised in-the-money options is calculated by multiplying the difference between the closing price of the common shares on the TSX on December 31, 2023, which was $9.27, and the option exercise price, by the number of outstanding options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

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2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Incentive Plan Awards - Value Vested or Earned During the Year

During the financial year ended December 31, 2023, the following incentive plan awards vested or were earned for the directors:

Name	Option-based awards - Value vested during the year (1) ($)	Shared-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Christopher McFadden	1,981,000	Nil	Nil
Richard Patricio	1,981,000	Nil	Nil
Trevor Thiele	1,981,000	Nil	Nil
Warren Gilman	1,981,000	Nil	Nil
Sybil Veenman	1,981,000	Nil	Nil
Karri Howlett	1,981,000	Nil	Nil
Brad Wall	1,981,000	Nil	Nil
Don J. Roberts	1,972,000	Nil	Nil
Ivan Mullany	Nil	Nil	Nil

Note:

(1)	The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out information as of the end of the Company’s most recently completed financial year, being December 31, 2023, with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities issuable upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation Plans (2)
Equity compensation plans approved by security holders (1)	51,565,802	5.08	53,502,303
Equity compensation plans not approved by securityholders	Nil	n/a	n/a
Total	51,565,802		53,502,303

Notes:

(1)	Refers to stock options to purchase securities of the Company pursuant to the Option Plan.
(2)	The maximum number of shares that may be reserved for issuance under the Option Plan at any time is 20% of the Company’s issued and outstanding shares, less any common shares reserved for issuance under any other security-based compensation arrangements.

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2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Stock Option History

The following table provides a 3-year history of the plan maximum, securities available for grant, securities awarded, and burn rates for the Option Plan required under Section 613 of the TSX Company Manual.

	2023		2022		2021
	(#)	(%)	(#)	(%)	(#)	(%)
Plan Maximum(1)	105,068,105	20%	96,506,029	20%	95,839,647	20%
Remaining Securities Available for Grant (2)	53,502,303	10.18%	46,867,139	9.71%	52,403,153	10.94%
Outstanding Securities Awarded(3)	51,565,802	9.82%	49,638,890	10.29%	43,436,494	9.06%
Burn Rate (4)	10,849,062	2.18%	9,744,729	2.03%	17,400,000	3.79%

Notes:

(1)	The maximum number of securities issuable under the Stock Option Plan, expressed as a percentage of the total number of common shares outstanding as of December 31st of each year.
(2)	The total number of common shares reserved for issuance pursuant to the Option Plan, less the number of options outstanding, expressed as a percentage of the total number of common shares outstanding as of December 31st of each year.
(3)	The total number of options pursuant to the Option Plan outstanding expressed as a percentage of the total number of common shares outstanding as of December 31st of each year.
(4)	The annual burn rate under the Option Plan was calculated in accordance with section 613(p) of the TSX Company Manual.

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2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries. No person who is or who was at any time during the most recently completed financial year a director or executive officer of the Company, any proposed nominee for election as a director of the Company, or any associate of any such director, executive officer, or proposed nominee is or was at any time since the beginning of the most recently completed financial year indebted to the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement for any indebtedness of any of these individuals to any other entity.

ADDITIONAL INFORMATION

Information about NexGen

Financial information relating to the Company is provided in the Company’s audited consolidated financial statements (the “Financial Statements”) and the management’s discussion and analysis (the “MD&A”) for the financial year ended December 31, 2023. Shareholders may download the Financial Statements and the MD&A from SEDAR+ (www.sedarplus.ca) or contact the Company directly to request copies of the Financial Statements and the MD&A by: (i) mail to #3150 - 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3 or (ii) e-mail to ddang@nxe-energy.ca.

Technical Disclosure

All technical information in this Management Information Circular has been reviewed and approved by Jason Craven, NexGen’s Manager, Exploration, as a qualified person under National Instrument 43-101.

Cautionary Note Regarding Forward-Looking Information and Statements

This Circular contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward looking information and statements include, but are not limited to, statements with respect to planned exploration and development activities, the future interpretation of geological information, the cost and results of exploration and development activities, future financings, the future price of uranium and requirements for additional capital. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen’s business and the industry and markets in which it operates. Forward- looking information and statements are made based upon numerous assumptions, including among others, that the results of planned exploration and development activities are as anticipated and on time, the price of uranium, the cost of planned exploration and development activities, there will be limited changes in any project parameters as plans continue to be refined, that financing will be available if and when needed and on reasonable terms, that third-party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration and development activities will be available on reasonable terms and in a timely manner, that there will be no revocation of government approvals and that general business, economic, competitive, social, and political conditions will not change in a material adverse manner.

Although the assumptions made by the Company in providing forward-looking information or making forward- looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

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2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third-party financing, uncertainty of additional financing, price of uranium, the appeal of alternate sources of energy, exploration risks, uninsurable risks, reliance upon key management and other personnel, imprecision of mineral resource estimates, potential cost overruns on any development, changes in climate or increases in environmental regulation, aboriginal title and consultation issues, deficiencies in the Corporation’s title to its properties, information security and cyber threats, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, volatility in market price of the Corporation’s shares, and other factors discussed or referred to in the AIF under the heading “Risk Factors”.

Although NexGen has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information or statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information or statements. The forward-looking information and statements contained in this Circular are made as of the date of this Circular and, accordingly, are subject to change after such date. NexGen does not undertake to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

Board Approval

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. The contents and the sending of the Circular have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS OF NEXGEN ENERGY LTD.
“Leigh Curyer”
President & Chief Executive Officer
Vancouver, British Columbia May 1, 2024

MANAGEMENT INFORMATION CIRCULAR |	PAGE 79

SCHEDULE A

BOARD MANDATE

I.	GENERAL

The Board of Directors (the “Board”) has the responsibility to supervise the management of the business and affairs of NexGen Energy Ltd. (the “Corporation”) and all entities controlled by the Corporation other than those controlled entities that have securities listed on a securities exchange and are subject to their own corporate governance standards and policies, (collectively, “NexGen”) in the best interests of the holders of the Corporation’s shares (the “Shareholders”). A fundamental objective of the Board is to enhance and preserve long-term value to the Corporation, to confirm that NexGen meets its obligations on an ongoing basis and to confirm that NexGen operates in a reliable and safe manner. In performing its functions, the Board will, when required by law, consider the legitimate interests of its other stakeholders (such as employees, service providers and communities).

The Board has responsibility for managing its own affairs and the stewardship of NexGen, including constituting committees of the Board and determining director compensation. The Board will oversee the systems of corporate governance and financial reporting and controls to satisfy itself that the Corporation reports adequate and fair financial information to Shareholders and engages in ethical and legal conduct. The Board will appoint the officers of the Corporation by resolution.

II.	BOARD CHAIR

The Board will appoint a chair (the “Board Chair”), who, if possible and if in the best interests of NexGen, will be a person other than an officer or employee of the Corporation. The Board Chair reports to the Board and provides leadership to the Board in matters relating to the effective execution of all Board responsibilities, as well as works with the Chief Executive Officer (the “CEO”) to ensure that the Corporation fulfills its responsibilities to stakeholders including Shareholders, employees, partners, governments and the public.

III.	STRATEGIC PLANNING

The Board has the responsibility to confirm there are long-term operational and financial goals and objectives, and a strategic planning process in place for NexGen and to participate with management in developing and approving the strategy by which it proposes to achieve these goals and objectives. The Board will:

(a)	adopt a strategic planning process and review and approve annually a corporate strategic plan which takes into account, among other things, the opportunities and risks of the business on a long-term and short-term basis; and
(b)	monitor performance against the strategic plan.
IV.	RISK MANAGEMENT

The Board has the responsibility to understand the primary risks of the business in which NexGen is engaged and verify that NexGen achieves a proper balance between risks incurred and the potential return to the Corporation and its Shareholders. The Board must also confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of NexGen. The Board will:

(a)	confirm that a management system is in place to identify the principal risks to NexGen and its business and that appropriate procedures are in place to monitor and mitigate those risks;
(b)	confirm that management processes are in place to address and comply with applicable regulatory, corporate, securities and other compliance matters; and
(c)	review insurance coverage annually.

V.	FINANCIAL REPORTING AND MANAGEMENT

The Board will, with the assistance of reports and/or recommendations of the Audit Committee:

(a)	approve financial statements and review and oversee compliance with applicable audit, accounting and financial reporting requirements;
(b)	approve annual operating and capital budgets;
(c)	approve cash management plans and strategies and all activities relating to cash accounts and cash investment portfolios, including the establishment and maintenance of bank, investment and brokerage accounts;
(d)	confirm that the Audit Committee has established a system for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and
(e)	approve significant changes in accounting practices or policies.
VI.	CORPORATE GOVERNANCE

The Board as a whole is responsible for overseeing and developing the Corporation’s approach to corporate governance.

The Board will:

(a)	review and approve changes to the Corporation’s Corporate Governance Guidelines, which Guidelines shall set out the expectations of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials;
(b)	The Board shall establish from time-to-time committees so as to assist it in discharging its responsibilities and functions more effectively and so as to comply with all applicable rules and regulations relating to the Corporation, and approve and periodically review their respective charters and limits of authority delegated to each committee;
(c)	develop, approve and periodically review written position descriptions for the Board Chair, the CEO and, if it deems desirable, the Chairperson of each committee of the Board, and measure the performance of those acting in such capacities against such position descriptions;
(d)	oversee, either directly or through an appropriate committee, the review of the effectiveness of the Board, its committees and individual directors on an annual basis.
VII.	CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a Code of Ethics that governs the behaviour of directors, officers and employees working for NexGen, and has established procedures for monitoring compliance. The Board must approve any amendments and waivers and ensure disclosure of any amendments and waivers as required by applicable law or regulation.